UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 27, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Fourth Quarter 2016 Report of UBS Group AG and UBS AG, which appears immediately following this page.

Our financial results

Fourth quarter 2016  report

Corporate calendar UBS Group AG*

1.	UBS Group
4	Recent developments
6	Group performance

2.	UBS business divisions and Corporate Center
16	Wealth Management
19	Wealth Management Americas
23	Personal & Corporate Banking
25	Asset Management
28	Investment Bank
31	Corporate Center

3.	Risk, treasury and capital management
40	Risk management and control
44	Balance sheet, liquidity and funding management
46	Capital management

4.	Consolidated financial information
56	UBS Group AG interim consolidated financial information (unaudited)
70	UBS AG interim consolidated financial information (unaudited)

Appendix

74	Currency translation rates
75	Abbreviations frequently used in our financial reports
77	Cautionary statement

Publication of the Annual Report 2016:                               Friday, 10 March 2017
Publication of the first quarter 2017 report:                          Friday, 28 April 2017
Annual General Meeting 2017:                                           Thursday, 4 May 2017
Publication of the second quarter 2017 report:                     Friday, 28 July 2017
Publication of the third quarter 2017 report:                         Friday, 27 October 2017

Corporate calendar UBS AG*

Publication of the Annual Report 2016:                               Friday, 10 March 2017

* Refer to the corporate calendar at www.ubs.com/investors for more information

Contacts

Switchboards

For all general inquiries.

www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Hong Kong.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary Office,
is responsible for the registration of the
global registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
TX 77842-3170, USA

Shareholder online inquiries:
https://www-us.computershare.com/
investor/Contact

Shareholder website:
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Calls from outside
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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Fourth quarter 2016 report

UBS Group key figures

	As of or for the quarter ended			As of or for the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	31.12.16	31.12.15

Group results
Operating income	7,055	7,029	6,775	28,320	30,605
Operating expenses	6,206	6,152	6,541	24,128	25,116
Operating profit / (loss) before tax	848	877	234	4,192	5,489
Net profit / (loss) attributable to shareholders	738	827	949	3,306	6,203
Diluted earnings per share (CHF)¹	0.19	0.22	0.25	0.86	1.64

Key performance indicators²
Profitability
Return on tangible equity (%)	6.5	7.3	8.1	7.2	13.7
Return on assets, gross (%)	3.0	2.9	2.8	3.0	3.1
Cost / income ratio (%)	87.7	87.5	95.7	85.1	81.8
Growth
Net profit growth (%)	(22.2)	(60.0)	10.6	(46.7)	79.0
Net new money growth for combined wealth management businesses (%)³	(1.1)	2.1	2.9	2.1	2.2
Resources
Common equity tier 1 capital ratio (fully applied, %)⁴	13.8	14.0	14.5	13.8	14.5
Going concern leverage ratio (phase-in, %)⁵	6.4	6.2		6.4

Additional information
Profitability
Return on equity (RoE) (%)	5.5	6.2	6.9	6.1	11.8
Return on risk-weighted assets, gross (%)⁶	12.9	13.1	12.9	13.2	14.4
Resources
Total assets	935,016	935,206	942,819	935,016	942,819
Equity attributable to shareholders	53,723	53,300	55,313	53,723	55,313
Common equity tier 1 capital (fully applied)⁴	30,693	30,254	30,044	30,693	30,044
Common equity tier 1 capital (phase-in)⁴	37,788	37,207	40,378	37,788	40,378
Risk-weighted assets (fully applied)⁴	222,677	216,830	207,530	222,677	207,530
Common equity tier 1 capital ratio (phase-in, %)⁴	16.8	16.9	19.0	16.8	19.0
Going concern capital ratio (fully applied, %)⁵	17.9	18.0		17.9
Going concern capital ratio (phase-in, %)⁵	24.7	24.8		24.7
Common equity tier 1 leverage ratio (fully applied, %)⁷	3.5	3.4	3.3	3.5	3.3
Going concern leverage ratio (fully applied, %)⁵	4.6	4.4		4.6
Leverage ratio denominator (fully applied)⁷	870,470	877,313	897,607	870,470	897,607
Liquidity coverage ratio (%)⁸	132	124	124	132	124
Other
Invested assets (CHF billion)⁹	2,821	2,747	2,689	2,821	2,689
Personnel (full-time equivalents)	59,387	59,946	60,099	59,387	60,099
Market capitalization	61,420	50,941	75,147	61,420	75,147
Total book value per share (CHF)	14.47	14.37	14.75	14.47	14.75
Tangible book value per share (CHF)	12.71	12.66	13.00	12.71	13.00

1 Weighted average shares outstanding for diluted earnings per share were 3,828 million shares in the fourth quarter of 2016 (third quarter of 2016: 3,812 million shares; fourth quarter of 2015: 3,852 million shares) and 3,824 million shares for the year ended 31 December 2016 (year ended 31 December 2015: 3,781 million shares).    2 Refer to the “Measurement of performance” section of our Annual Report 2015.    3 Based on adjusted net new money, which excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) in Wealth Management from our balance sheet and capital optimization program.    4 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the “Capital management” section of this report for more information.    5 Based on the revised Swiss SRB framework that became effective on 1 July 2016.    6 Based on fully applied risk-weighted assets.    7 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    8 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information. Figures represent a 3-month average.    9 Includes invested assets for Personal & Corporate Banking.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG (consolidated),”                                UBS Group AG and its consolidated subsidiaries
 “Group,” “the Group,” “we,” “us” and “our”

“UBS AG (consolidated)”                                                                                     UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG (standalone)”                                     UBS Group AG on a standalone basis

“UBS AG” and “UBS AG (standalone)”                                                             UBS AG on a standalone basis

“UBS Switzerland AG”                                                                                          UBS Switzerland AG on a standalone basis

“UBS Limited”                                                                                                        UBS Limited on a standalone basis

Recent developments

Recent developments

Key financial reporting changes

Change in equity attribution framework

In the first quarter of 2017, we have revised our equity attribution framework to reflect the revision in 2016 of the too big to fail provisions applicable to Swiss systematically relevant banks.

Effective 1 January 2017, the weighting used for the attribution of tangible equity has been changed from an equal driver weighting of one-third each for average fully applied risk-weighted assets (RWA), average fully applied leverage ratio denominator (LRD) and average risk-based capital (RBC) to 50% each for RWA and LRD. Average fully applied RWA and LRD continue to be converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 11% and 3.75%, respectively, which are above future regulatory requirements. If the tangible attributed equity calculated under the weighted driver approach is less than the CET1 capital equivalent of RBC for any business division, the CET1 capital equivalent of RBC will be used as a floor for that business division.

In addition to tangible equity, we continue to allocate equity to our businesses to support goodwill and intangible assets. However, we now also attribute to the business divisions equity for goodwill and intangible assets resulting from the acquisition of Paine Webber that was held centrally in Group items within Corporate Center – Services under the previous framework.

Also, we attribute all Basel III capital deduction items within Group items. These deduction items include deferred tax assets, unrealized gains from cash flow hedges, and compensation- and own share-related components. Previously, Group items only included an amount of attributed equity for certain capital deduction items. In addition, the total amount of attributed equity equals average shareholders’ equity with any residual difference reported within Group items, whereas such difference was previously reported separately.

Corporate Center – Group Asset and Liability Management (Group ALM) attributes to the business divisions and other Corporate Center units  equity pertaining to LRD and RWA directly associated with activity that Group ALM manages centrally on their behalf. This attribution is primarily based on the level of high-quality liquid assets that is required to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Group ALM continues to retain attributed equity related to liquidity and funding surpluses, i.e., at levels above regulatory requirements, together with that related to its own activities.

→   Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Regulatory and legal developments

Changes to our legal structure

During the fourth quarter, we merged UBS Deutschland AG and our Wealth Management subsidiaries in Germany, Italy, Luxembourg (including its branches in Austria, Denmark and Sweden), the Netherlands and Spain into our new European legal entity, UBS Europe SE, which is headquartered in Frankfurt, Germany, and regulated by BaFin, the German Federal Financial Supervisory Authority.

As of 1 January 2017, we completed the transfer of remaining shared services employees in the US to our US service company, UBS Business Solutions US LLC. During 2017, we expect to transfer shared services functions in Switzerland and in the UK from UBS AG to UBS Business Solutions AG.

→   Refer to “Disclosure for legal entities” at www.ubs.com/investors  for an overview on our legal structure

We continue to consider further changes to the Group's legal structure in response to capital and other regulatory requirements.

Switzerland begins automatic exchange of information

Automatic exchange of information in tax matters (AEI) between Switzerland and all EU member states and a number of other countries took effect on 1 January 2017. The first exchange of information between Switzerland and tax authorities in these countries will begin in 2018 based on 2017 data. The Swiss Federal Department of Finance has initiated consultations to extend the standard to additional countries.

We have experienced outflows of cross-border client assets as a result of changes in local tax regimes or their enforcement.

EC proposes implementation rules for MREL and Basel III reforms

The European Commission (EC) published proposals to implement the Financial Stability Board (FSB) total loss-absorbing capacity (TLAC) standard into the EU Minimum Requirement for own funds and Eligible Liabilities (MREL) regime, as well as the remaining elements of the Basel III reforms into EU law. The proposals envisage that global systemically important institutions (G-SIIs) would be subject to MREL requirements calculated at 16% of risk-weighted assets and 6% of the leverage exposure measure as of 1 January 2019, increasing to 18% and 6.75%, respectively, as of 1 January 2022. Additionally, banks would be subject to a 3% tier 1 leverage ratio requirement as part of the aforementioned 6% leverage exposure requirement, with the possibility of a G-SII add-on, and a minimum net stable funding ratio of 100%. The proposed rules would also (i) introduce an internal MREL requirement for material EU subsidiaries of non-EU G-SIIs; (ii) require non-EU G-SIIs with two or more EU entities to establish an EU-domiciled holding company; and (iii) create a new asset class of non-preferred senior debt, which would rank below other senior debt in insolvency. Internal MREL is the loss-absorbing capacity that a G-SII commits to material subsidiaries. These proposals would apply to UBS's legal entities in all EU member states, including UBS Limited and UBS Europe SE, and their precise impact on UBS will depend on the final rules and their implementation at a national level.

Further developments on TLAC and MREL requirements

The FSB issued a consultative document on guiding principles on the internal TLAC of global systemically important banks (G-SIBs) to support authorities and crisis management groups (CMGs) in the implementation of TLAC requirements in their jurisdictions. The principles define, among other things, (i) the roles and responsibilities of host and home regulators and that of the CMGs in the identification of material sub-groups that would be subject to TLAC requirements; (ii) the way in which the size and location of internal TLAC within a material sub-group of a G-SIB is determined; and (iii) the FSB’s expectations with regard to the cooperation and coordination between home and host authorities when internal TLAC is triggered. The core features of internal TLAC in relation to size, triggers and eligibility of instruments remain unchanged compared with the requirements detailed in the FSB's TLAC Principles and Term Sheet published in November 2015.

The US Federal Reserve Board issued a final rule that will apply TLAC requirements, minimum long-term debt requirements, and clean holding company requirements to all US G-SIBs and to foreign G-SIBs' US intermediate holding companies (covered IHCs) such as UBS Americas Holding LLC. The final rule reflects only minor changes from the initial proposal and will require covered IHCs to maintain debt to the parent G-SIB qualifying as TLAC (internal TLAC) of at least the greatest of 16% of risk-weighted assets, plus any capital conservation buffer, 6% of leverage exposure, if the leverage ratio applies, or 8% of average total consolidated assets, including eligible long-term debt of at least the greatest of 6% of risk-weighted assets, 2.5% of leverage exposure or 3.5% of average total consolidated assets. The clean holding company requirement prohibits covered IHCs from having liabilities to unrelated third parties that exceed 5% of its total TLAC unless all of its TLAC is contractually subordinated to third-party liabilities. It further prohibits a covered IHC from incurring short-term debt, entering into derivatives with unaffiliated parties and issuing certain guarantees. The rule becomes effective as of 1 January 2019.

The Bank of England published the final UK MREL rules, including minimum standards for domestic systemically important banks (D-SIBs) in the UK, such as UBS Limited. Starting from 1 January 2020, D-SIBs will have to meet MREL requirements amounting to the greater of (i) a multiple, initially less than two and increasing to two as of 1 January 2022, of the Pillar 1 requirement of 8% and an institution-specific add-on, or (ii) if subject to a leverage ratio requirement, two times the applicable requirement of currently 3%.

Group performance

Group performance

Income statement
	For the quarter ended			% change from		For the year ended
CHF million	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15
Net interest income	1,762	1,775	1,759	(1)	0	6,413	6,732
Credit loss (expense) / recovery	(24)	(4)	(59)	500	(59)	(37)	(117)
Net interest income after credit loss expense	1,738	1,771	1,700	(2)	2	6,376	6,615
Net fee and commission income	4,161	4,056	4,218	3	(1)	16,397	17,140
Net trading income	946	1,098	898	(14)	5	4,948	5,742
of which: net trading income excluding own credit	946	1,098	863	(14)	10	4,948	5,190
of which: own credit on financial liabilities designated at fair value			35				553
Other income	209	104	(41)	101		599	1,107
Total operating income	7,055	7,029	6,775	0	4	28,320	30,605
of which: net interest and trading income	2,708	2,873	2,657	(6)	2	11,361	12,474
Personnel expenses	3,868	3,942	3,843	(2)	1	15,720	15,981
General and administrative expenses	2,063	1,939	2,413	6	(15)	7,332	8,107
Depreciation and impairment of property, equipment and software	255	248	260	3	(2)	985	920
Amortization and impairment of intangible assets	21	23	24	(9)	(13)	91	107
Total operating expenses	6,206	6,152	6,541	1	(5)	24,128	25,116
Operating profit / (loss) before tax	848	877	234	(3)	262	4,192	5,489
Tax expense / (benefit)	109	49	(715)	122		805	(898)
Net profit / (loss)	739	829	950	(11)	(22)	3,388	6,386
Net profit / (loss) attributable to non-controlling interests	1	1	1	0	0	82	183
Net profit / (loss) attributable to shareholders	738	827	949	(11)	(22)	3,306	6,203

Comprehensive income
Total comprehensive income	173	191	1,164	(9)	(85)	2,272	5,781
Total comprehensive income attributable to non-controlling interests	(12)	7	38			352	83
Total comprehensive income attributable to shareholders	185	184	1,126	1	(84)	1,919	5,698

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	For the quarter ended 31.12.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,782	2,076	941	499	2,014	(59)	(144)	(53)	7,055
of which: gains on sale of financial assets available for sale⁴		10			78				88
of which: net foreign currency translation gains⁵							27		27
Operating income (adjusted)	1,782	2,066	941	499	1,936	(59)	(171)	(53)	6,940

Operating expenses as reported	1,413	1,737	567	356	1,708	256	0	170	6,206
of which: personnel-related restructuring expenses	15	1	2	1	40	114	0	0	174
of which: non-personnel-related restructuring expenses	25	0	0	5	5	163	0	0	197
of which: restructuring expenses allocated from CC Services	103	30	19	5	72	(237)	0	8	0
Operating expenses (adjusted)	1,270	1,706	546	344	1,592	216	0	162	5,834
of which: expenses for provisions for litigation, regulatory and similar matters	62	53	7	1	14	(2)	0	27	162

Operating profit / (loss) before tax as reported	368	339	374	144	306	(315)	(144)	(223)	848
Operating profit / (loss) before tax (adjusted)	511	360	395	156	344	(275)	(171)	(215)	1,105

	For the quarter ended 30.9.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,809	1,938	995	481	1,796	(66)	30	46	7,029
of which: gains related to investments in associates			21						21
Operating income (adjusted)	1,809	1,938	974	481	1,796	(66)	30	46	7,008

Operating expenses as reported	1,305	1,618	542	377	1,635	152	0	523	6,152
of which: personnel-related restructuring expenses	28	1	0	9	60	159	0	0	257
of which: non-personnel-related restructuring expenses	10	0	0	2	3	173	0	0	187
of which: restructuring expenses allocated from CC Services	101	37	40	24	118	(327)	0	7	0
Operating expenses (adjusted)	1,166	1,580	501	343	1,454	148	0	516	5,708
of which: expenses for provisions for litigation, regulatory and similar matters	(2)	9	(3)	2	2	2	0	408	419

Operating profit / (loss) before tax as reported	504	320	453	104	161	(218)	30	(477)	877
Operating profit / (loss) before tax (adjusted)	643	358	473	138	342	(214)	30	(470)	1,300

Group performance

Performance by business division and Corporate Center unit – reported and adjusted¹˒² (continued)
	For the quarter ended 31.12.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,869	1,885	915	568	1,721	(54)	(59)	(71)	6,775
of which: net foreign currency translation gains⁵							115		115
of which: own credit on financial liabilities designated at fair value							35		35
of which: gains / (losses) on sale of subsidiaries and businesses	(28)			56					28
of which: net losses related to the buyback of debt							(257)		(257)
Operating income (adjusted)	1,897	1,885	915	512	1,721	(54)	48	(71)	6,854

Operating expenses as reported	1,526	1,871	560	397	1,641	291	(3)	258	6,541
of which: personnel-related restructuring expenses	3	0	0	3	12	144	0	1	164
of which: non-personnel-related restructuring expenses	14	0	0	8	2	252	0	0	276
of which: restructuring expenses allocated from CC Services	116	50	41	27	129	(377)	0	15	0
Operating expenses (adjusted)	1,393	1,821	519	359	1,498	272	(3)	241	6,100
of which: expenses for provisions for litigation, regulatory and similar matters	79	233	0	(3)	4	1	0	51	365

Operating profit / (loss) before tax as reported	344	14	355	171	80	(345)	(56)	(329)	234
Operating profit / (loss) before tax (adjusted)	505	64	396	153	223	(326)	51	(312)	754

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 CC  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Includes a gain on the partial sale of our investment in Markit in the Investment Bank.    5 Related to the disposal of foreign subsidiaries and branches.

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	For the year ended 31.12.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	7,291	7,782	3,984	1,931	7,688	(102)	(219)	(36)	28,320
of which: gains on sale of financial assets available for sale⁴	21	10	102		78				211
of which: gains on sales of real estate						120			120
of which: gains related to investments in associates			21						21
of which: net foreign currency translation losses⁵							(122)		(122)
of which: losses on sales of subsidiaries and businesses	(23)								(23)
Operating income (adjusted)	7,293	7,772	3,861	1,931	7,610	(222)	(97)	(36)	28,113

Operating expenses as reported	5,343	6,675	2,224	1,479	6,684	747	(1)	976	24,128
of which: personnel-related restructuring expenses	53	7	4	15	154	518	0	1	751
of which: non-personnel-related restructuring expenses	55	0	0	15	14	623	0	0	706
of which: restructuring expenses allocated from CC Services	339	132	113	70	410	(1,084)	0	21	0
Operating expenses (adjusted)	4,896	6,536	2,107	1,379	6,107	690	(1)	955	22,670
of which: expenses for provisions for litigation, regulatory and similar matters	69	96	3	(2)	42	2	0	482	693

Operating profit / (loss) before tax as reported	1,948	1,107	1,760	452	1,004	(849)	(218)	(1,012)	4,192
Operating profit / (loss) before tax (adjusted)	2,397	1,236	1,754	552	1,503	(912)	(96)	(991)	5,443

	For the year ended 31.12.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	8,155	7,381	3,877	2,057	8,821	241	277	(203)	30,605
of which: own credit on financial liabilities designated at fair value							553		553
of which: gains on sales of real estate						378			378
of which: gains on sales of subsidiaries and businesses	169			56					225
of which: net foreign currency translation gains⁵							88		88
of which: gains related to investments in associates	15		66						81
of which: gains on sale of financial assets available for sale⁴					11				11
of which: net losses related to the buyback of debt							(257)		(257)
Operating income (adjusted)	7,971	7,381	3,811	2,001	8,810	(137)	(107)	(203)	29,526

Operating expenses as reported	5,465	6,663	2,231	1,474	6,929	1,059	(5)	1,301	25,116
of which: personnel-related restructuring expenses	20	0	2	4	14	406	0	14	460
of which: non-personnel-related restructuring expenses	38	0	0	11	7	719	0	0	775
of which: restructuring expenses allocated from CC Services	265	137	99	68	376	(986)	0	43	0
of which: gain related to a change to retiree benefit plans in the US		(21)							(21)
of which: impairment of an intangible asset					11				11
Operating expenses (adjusted)	5,142	6,547	2,130	1,392	6,522	919	(5)	1,245	23,891
of which: expenses for provisions for litigation, regulatory and similar matters	104	351	(2)	(3)	2	15	0	620	1,087

Operating profit / (loss) before tax as reported	2,689	718	1,646	584	1,892	(818)	282	(1,503)	5,489
Operating profit / (loss) before tax (adjusted)	2,828	834	1,681	610	2,288	(1,056)	(102)	(1,447)	5,635

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 CC  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Includes gains on partial sales of our investment in Markit in 2016 and 2015 in the Investment Bank as well as a gain on the sale of our investment in Visa Europe in 2016 in Wealth Management and Personal & Corporate Banking.    5 Related to the disposal of foreign subsidiaries and branches.

Group performance

Results: 2016

We recorded net profit attributable to shareholders of CHF 3,306 million in 2016, which included a net tax expense of CHF 805 million. In 2015, net profit attributable to shareholders was CHF 6,203 million, which included a net tax benefit of CHF 898 million.

Profit before tax was CHF 4,192 million in 2016 compared with CHF 5,489 million in 2015 and adjusted profit before tax was CHF 5,443 million compared with CHF 5,635 million.

As of 31 December 2016, the Group achieved CHF 1.6 billion of annualized net cost savings, an improvement from CHF 1.1 billion at year-end 2015, and is on track to achieve its CHF 2.1 billion target by the end of 2017.

UBS’s Board of Directors intends to propose a dividend of CHF 0.60 per share to shareholders for the financial year 2016. Subject to shareholder approval, the dividend will be paid out of capital contribution reserves on 10 May 2017 to shareholders of record as of 9 May 2017. The ex-dividend date will be 8 May 2017.

Results: 4Q16 vs 4Q15

We recorded a profit before tax of CHF 848 million compared with CHF 234 million. Operating income increased by CHF 280 million or 4%, mainly reflecting a CHF 250 million increase in other income and CHF 51 million higher combined net interest and trading income. Operating expenses decreased by CHF 335 million or 5% due to CHF 350 million lower general and administrative expenses, primarily reflecting CHF 203 million lower net expenses for provisions for litigation, regulatory and similar matters. This was partly offset by CHF 25 million higher personnel expenses.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the purpose of determining adjusted results for the fourth quarter of 2016, we excluded gains of CHF 88 million on sale of financial assets available for sale, net foreign currency translation gains of CHF 27 million and net restructuring expenses of CHF 372 million. For the fourth quarter of 2015, we excluded net foreign currency translation gains of CHF 115 million, an own credit gain of CHF 35 million, net gains of CHF 28 million on the sale of subsidiaries and businesses, as well as net losses of CHF 257 million related to the buyback of debt in a tender offer and net restructuring expenses of CHF 441 million.

On this adjusted basis, profit before tax was CHF 1,105 million compared with CHF 754 million, reflecting CHF 266 million lower operating expenses and CHF 86 million higher operating income.

Operating income: 4Q16 vs 4Q15

Total operating income was CHF 7,055 million compared with CHF 6,775 million. On an adjusted basis, total operating income increased by CHF 86 million or 1% to CHF 6,940 million.

Net interest and trading income

Total combined net interest and trading income increased by CHF 51 million to CHF 2,708 million. Excluding the own credit gain of CHF 35 million in the fourth quarter of 2015, adjusted net interest and trading income increased by CHF 86 million, primarily reflecting increases in the Investment Bank and Wealth Management Americas, partly offset by a decrease in Corporate Center – Group ALM.

Net fee and commission income

Net fee and commission income was CHF 4,161 million compared with CHF 4,218 million, primarily reflecting declines in investment fund and equity underwriting fees and lower net brokerage fees, partly offset by higher portfolio management and advisory fees.

Credit loss expense / recovery

Total net credit loss expenses were CHF 24 million compared with CHF 59 million, mainly reflecting lower expenses related to the energy sector in the Investment Bank.

→   Refer to the “Risk management and control” section of this report for more information

Other income

Other income was positive CHF 209 million compared with negative CHF 41 million. The fourth quarter of 2016 included gains of CHF 88 million on sale of financial assets available for sale and net foreign currency translation gains of CHF 27 million, while the same quarter a year earlier included net foreign currency translation gains of CHF 115 million, net gains of CHF 28 million on the sale of subsidiaries and businesses as well as net losses of CHF 257 million related to the buyback of debt in a tender offer. Excluding these items, adjusted other income increased by CHF 21 million to CHF 94 million.

Operating expenses: 4Q16 vs 4Q15

Total operating expenses decreased by CHF 335 million or 5% to CHF 6,206 million. Net restructuring expenses decreased to CHF 372 million from CHF 441 million, mainly related to lower expenses for outsourcing of IT and other services.

Excluding net restructuring expenses, adjusted total operating expenses decreased by CHF 266 million or 4% to CHF 5,834 million, primarily reflecting CHF 203 million lower net expenses for provisions for litigation, regulatory and similar matters.

Personnel expenses

Personnel expenses increased by CHF 25 million to CHF 3,868 million. On an adjusted basis, personnel expenses increased by CHF 15 million to CHF 3,694 million, mainly reflecting higher expenses for variable compensation, primarily as expenses for accruals for variable compensation in the Investment Bank were more evenly spread across the year in 2016 compared with 2015. This was largely offset by lower salary expenses resulting from our cost reduction programs and lower pension costs for our Swiss pension plan, reflecting the effect of changes to demographic and financial assumptions.

General and administrative expenses

General and administrative expenses decreased by CHF 350 million to CHF 2,063 million and by CHF 261 million to CHF 1,876 million on an adjusted basis, mainly reflecting CHF 203 million lower net expenses for provisions for litigation, regulatory and similar matters, as well as a decrease in professional fees and travel and entertainment expenses. In addition, the expense for the annual UK bank levy decreased to CHF 132 million from CHF 166 million, primarily due to currency effects.

At this point in time, we believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition, are extremely difficult to predict.

→   Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report and to “Material legal and regulatory risks arise in the conduct of our business” in the “Risk factors” section of our Annual Report 2015 for more information on litigation, regulatory and similar matters

Depreciation, impairment and amortization

Depreciation and impairment of property, equipment and software was CHF 255 million compared with CHF 260 million. In the fourth quarter of 2016 and after performing an analysis to assess the average lifespan of software placed into service as part of our recent transformation efforts, we extended the estimated useful life for certain software from five to seven years, resulting in CHF 26 million lower depreciation expenses. The decrease in depreciation expenses was partly offset by higher impairment expenses, primarily related to property.

Tax: 4Q16 vs 4Q15

We recognized a net income tax expense of CHF 109 million compared with a net income tax benefit of CHF 715 million.

The fourth quarter 2016 net income tax expense included a tax benefit in respect of a net upward revaluation of deferred tax assets of CHF 166 million, following the completion of our business planning process. This net benefit reflected an increase in US deferred tax assets of CHF 136 million, an increase in Swiss deferred tax assets of CHF 82 million as well as other increases of CHF 19 million, partly offset by a decrease of CHF 71 million in respect of UK deferred tax assets. The net income tax expense in the quarter also included tax expenses of CHF 275 million in respect of taxable profits arising in 2016. This reflected current tax expenses of CHF 203 million and deferred tax expenses of CHF 72 million, with the latter primarily representing amortization of prior-year Swiss temporary difference deferred tax assets.

The tax benefit for the fourth quarter of 2015 included an upward revaluation of US deferred tax assets in relation to the extension of the forecast period for US taxable profits to seven years from six. In 2016, there was no extension of the forecast period.

For 2017, we forecast a full-year tax rate of approximately 25%, excluding the effects on the tax rate of any change in the level of deferred tax assets resulting from their reassessment or any statutory tax rate changes.

Total comprehensive income attributable to shareholders: 4Q16 vs 4Q15

Total comprehensive income attributable to shareholders was CHF 185 million compared with CHF 1,126 million. Net profit attributable to shareholders was CHF 738 million compared with CHF 949 million and other comprehensive income (OCI) attributable to shareholders was negative CHF 553 million compared with positive CHF 177 million.

In the fourth quarter of 2016, OCI related to cash flow hedges was negative CHF 1,033 million, mainly reflecting a decrease in unrealized gains on hedging derivatives that resulted from increases in long-term interest rates. In the fourth quarter of 2015, OCI related to cash flow hedges was negative CHF 419 million.

Group performance

Defined benefit plan OCI was negative CHF 234 million compared with positive CHF 202 million. We recorded net pre-tax OCI losses of CHF 390 million related to our Swiss pension plan, reflecting OCI gains of CHF 1,134 million from a decrease in the defined benefit obligation (DBO) and CHF 222 million from an increase in the fair value of the underlying plan assets, more than offset by OCI losses of CHF 1,746 million related to the excess of the pension surplus over the estimated future economic benefit. The OCI gains of CHF 1,134 million from the decrease in DBO primarily reflected gains of CHF 1,125 million due to a significant increase in the applicable discount rate from 0.4% as of 30 September 2016 to 0.7% as of
31 December 2016. This increase in discount rate included the effect of changes in yield curve construction, which had a negative effect on OCI of CHF 408 million. In addition, changes in estimate related to the life expectancy assumption resulted in OCI gains of CHF 701 million. The aforementioned OCI gains were partly offset by an OCI experience loss of CHF 438 million, reflecting the effects of differences between the previous actuarial assumptions and what actually occurred, and OCI losses of CHF 255 million following an increase in the assumed rate of interest credit on retirement savings.

Net pre-tax OCI related to the non-Swiss pension plans was positive CHF 89 million, primarily in the UK, mainly due to net reductions in defined benefit obligations resulting from increases in applicable discount rates, partly offset by losses resulting from decreases in the fair value of underlying plan assets.

OCI associated with financial assets available for sale was negative CHF 145 million compared with negative CHF 59 million and mainly reflected net unrealized losses following increases in long-term interest rates as well as the reclassification of net gains from OCI to the income statement upon sale of certain investments, predominantly a further partial sale of our investment in Markit.

Foreign currency translation OCI was CHF 845 million, which primarily resulted from the strengthening of the US dollar against the Swiss franc. OCI related to foreign currency translation in the same quarter last year was CHF 452 million.

OCI related to own credit on financial liabilities designated at fair value was CHF 15 million in the fourth quarter of 2016.

→   Refer to the “Statement of comprehensive income” in the “Consolidated financial information” section of this report for more information

→   Refer to “Note 28 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2015 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 31 December 2016, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately CHF 0.7 billion in Wealth Management, Wealth Management Americas and Personal & Corporate Banking. Of this increase, approximately CHF 0.4 billion would result from changes in US dollar interest rates. Including the estimated impact related to pension fund assets and liabilities, the immediate effect of such a shift on shareholders’ equity would be a decrease of approximately CHF 1.6 billion recognized in OCI, of which approximately CHF 1.3 billion would result from changes in US dollar interest rates. Since the majority of this negative OCI impact on shareholders’ equity is related to cash flow hedges, which is not recognized for the purposes of calculating regulatory capital, the immediate impact on regulatory capital would be an increase of approximately CHF 0.3 billion. The aforementioned estimates are based on an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and available-for-sale portfolios.

We estimate that if interest rates implied by forward rates at the end of 2016 were to materialize over the next three years, our net interest income in Wealth Management, Wealth Management Americas and Personal & Corporate Banking would increase compared with current levels by around CHF 0.2 billion in 2017 and by around CHF 1.1 billion cumulatively over the next three years. This increase would primarily be driven by Wealth Management and Wealth Management Americas, which would benefit most from an increase in US dollar interest rates, and would more than offset a decline in Personal & Corporate Banking, whose net interest income is mostly generated in Swiss francs and where forward rates imply continued negative interest rates.

Should interest rates remain constant at the levels prevailing at the end of 2016, the corresponding cumulative increase in net interest income over the next three years compared with current levels would be around CHF 0.2 billion.

The above estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no management action.

Net profit attributable to non-controlling interests:
4Q16 vs 4Q15

Net profit attributable to non-controlling interests was unchanged at CHF 1 million.

For 2017, we currently expect to attribute approximately CHF 70 million of net profit to non-controlling interests, of which CHF 45 million in the first quarter and CHF 25 million in the fourth quarter. From 2018, we expect to attribute less than CHF 10 million per year.

Key figures and personnel

Cost / income ratio: 4Q16 vs 4Q15

The cost / income ratio was 87.7% compared with 95.7%. On an adjusted basis, the cost / income ratio was 83.8% compared with 88.2%.

Return on tangible equity: 4Q16 vs 4Q15

The annualized return on tangible equity (RoTE) was 6.5% compared with 8.1%. On an adjusted basis, the annualized RoTE was 8.2% compared with 11.4%.

Common equity tier 1 capital ratio: 4Q16 vs 3Q16

Our fully applied CET1 capital ratio decreased 0.2 percentage points to 13.8%, mainly resulting from a CHF 6 billion increase in risk-weighted assets (RWA).

→   Refer to the “Capital management” section of this report for more information

Risk-weighted assets: 4Q16 vs 3Q16

RWA increased by CHF 6 billion to CHF 223 billion on a fully applied basis. This increase was mainly due to CHF 7 billion higher market risk RWA, primarily due to higher average stressed and regulatory value-at-risk (VaR) levels during the quarter, primarily driven by various factors across our Equities and Foreign Exchange, Rates and Credit businesses, including option expiries and stronger client flows.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator: 4Q16 vs 3Q16

The Swiss SRB leverage ratio denominator (LRD) decreased by CHF 7 billion to CHF 870 billion on a fully applied basis, mainly reflecting effective resource management.

→   Refer to the “Capital management” section of this report for more information

Net new money and invested assets

Management’s discussion and analysis on net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Personnel: 4Q16 vs 3Q16

We employed 59,387 personnel as of 31 December 2016, a net decrease of 559 compared with 30 September 2016, mainly reflecting reductions of 197, 183 and 107 in Wealth Management, the Investment Bank and Corporate Center –Services, respectively. These reductions related primarily to our cost reduction programs.

Outlook

Although macroeconomic uncertainty, geopolitical tensions and divisive politics continue to affect client sentiment and transaction volumes, we have begun to observe improved investor confidence, primarily in the US, which may benefit  our wealth management businesses. Lower than expected and negative interest rates, particularly in Switzerland and the eurozone, continue to present headwinds to net interest margins, which may be offset by the effect of higher US dollar interest rates. Implementing Switzerland's new bank capital standards and the proposed further changes to the international regulatory framework for banks will result in increasing capital requirements and costs. UBS will continue to execute its strategy with discipline, positioning it to mitigate these challenges and to benefit from any further improvement in market conditions.

Return on equity
	As of or for the quarter ended			As of or for the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	31.12.16	31.12.15

Net profit
Net profit attributable to shareholders	738	827	949	3,306	6,203
Amortization and impairment of intangible assets	21	23	24	91	107
Pre-tax adjusting items¹˒²	257	423	520	1,251	135
Tax effect on adjusting items³	(57)	(93)	(121)	(275)	(140)
Adjusted net profit attributable to shareholders	959	1,180	1,372	4,373	6,305

Equity
Equity attributable to shareholders	53,723	53,300	55,313	53,723	55,313
Less: goodwill and intangible assets	6,556	6,345	6,568	6,556	6,568
Tangible equity attributable to shareholders	47,167	46,955	48,745	47,167	48,745

Return on equity
Return on equity (%)	5.5	6.2	6.9	6.1	11.8
Return on tangible equity (%)	6.5	7.3	8.1	7.2	13.7
Adjusted return on tangible equity (%)¹	8.2	10.1	11.4	9.2	13.7

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Refer to the “Performance by business division and Corporate Center unit – reported and adjusted” table in this section for more information.    3 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items.

UBS business
divisions
and Corporate
Center

 Management report

Wealth Management

Wealth Management

Wealth Management¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Results
Net interest income	588	582	598	1	(2)	2,331	2,326
Recurring net fee income²	874	891	935	(2)	(7)	3,548	3,820
Transaction-based income²	314	334	364	(6)	(14)	1,397	1,778
Other income	7	6	(28)	17		20	231
Income	1,782	1,812	1,869	(2)	(5)	7,296	8,155
Credit loss (expense) / recovery	(1)	(3)	0	(67)		(5)	0
Total operating income	1,782	1,809	1,869	(1)	(5)	7,291	8,155
Personnel expenses	543	600	609	(10)	(11)	2,349	2,532
General and administrative expenses	248	124	263	100	(6)	640	637
Services (to) / from Corporate Center and other business divisions	621	579	652	7	(5)	2,348	2,289
of which: services from CC – Services	592	557	627	6	(6)	2,256	2,209
Depreciation and impairment of property, equipment and software	1	0	1		0	2	5
Amortization and impairment of intangible assets	1	1	1	0	0	4	3
Total operating expenses	1,413	1,305	1,526	8	(7)	5,343	5,465
Business division operating profit / (loss) before tax	368	504	344	(27)	7	1,948	2,689

Adjusted results³
Total operating income as reported	1,782	1,809	1,869	(1)	(5)	7,291	8,155
of which: gains / (losses) on sales of subsidiaries and businesses			(28)			(23)	169
of which: gains related to investments in associates							15
of which: gains on sale of financial assets available for sale⁴						21
Total operating income (adjusted)	1,782	1,809	1,897	(1)	(6)	7,293	7,971
Total operating expenses as reported	1,413	1,305	1,526	8	(7)	5,343	5,465
of which: personnel-related restructuring expenses	15	28	3			53	20
of which: non-personnel-related restructuring expenses	25	10	14			55	38
of which: restructuring expenses allocated from CC – Services	103	101	116			339	265
Total operating expenses (adjusted)	1,270	1,166	1,393	9	(9)	4,896	5,142
Business division operating profit / (loss) before tax as reported	368	504	344	(27)	7	1,948	2,689
Business division operating profit / (loss) before tax (adjusted)	511	643	505	(21)	1	2,397	2,828

Key performance indicators⁵
Pre-tax profit growth (%)	7.0	(21.1)	(46.7)			(27.6)	15.6
Cost / income ratio (%)	79.3	72.0	81.6			73.2	67.0
Net new money growth (%)	(1.7)	4.0	(1.5)			2.8	1.3
Gross margin on invested assets (bps)	73	76	80	(4)	(9)	77	86
Net margin on invested assets (bps)	15	21	15	(29)	0	21	28

Adjusted key performance indicators⁵
Pre-tax profit growth (%)	1.2	(7.9)	(27.2)			(15.2)	12.6
Cost / income ratio (%)	71.3	64.3	73.4			67.1	64.5
Net new money growth (%)	(1.7)	4.0	(1.5)			2.8	2.3
Gross margin on invested assets (bps)	73	76	81	(4)	(10)	77	84
Net margin on invested assets (bps)	21	27	22	(22)	(5)	25	30

Wealth Management¹ (continued)
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Additional information
Recurring income⁶	1,461	1,473	1,533	(1)	(5)	5,880	6,146
Recurring income as a percentage of income (%)	82.0	81.3	82.0			80.6	75.4
Average attributed equity (CHF billion)⁷	3.4	3.5	3.4	(3)	0	3.5	3.5
Return on attributed equity (%)	43.3	57.6	40.5			56.1	77.4
Risk-weighted assets (fully applied, CHF billion)⁸	25.8	26.1	25.3	(1)	2	25.8	25.3
Return on risk-weighted assets, gross (%)⁹	27.5	27.8	29.1			28.1	31.7
Leverage ratio denominator (fully applied, CHF billion)¹⁰	115.5	117.9	119.0	(2)	(3)	115.5	119.0
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.3	0	0	1.3	1.3
Net new money (CHF billion)	(4.1)	9.4	(3.4)			26.8	12.9
Net new money adjusted (CHF billion)¹¹	(4.1)	9.4	(3.4)			26.8	22.8
Invested assets (CHF billion)	977	967	947	1	3	977	947
Client assets (CHF billion)	1,157	1,144	1,122	1	3	1,157	1,122
Loans, gross (CHF billion)	101.9	102.6	105.2	(1)	(3)	101.9	105.2
Due to customers (CHF billion)	192.3	190.7	172.3	1	12	192.3	172.3
Personnel (full-time equivalents)	9,721	9,918	10,239	(2)	(5)	9,721	10,239
Client advisors (full-time equivalents)	3,859	3,924	4,019	(2)	(4)	3,859	4,019

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Operating income” in the “Group performance” section of our Annual Report 2015 for the definitions of recurring net fee income and transaction-based income.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects a gain on the sale of our investment in Visa Europe.    5 Refer to the “Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    6 Recurring income consists of net interest income and recurring net fee income.    7 Refer to the “Capital management” section of this report for more information.    8 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the “Capital management” section of this report for more information.    9 Based on fully applied RWA.    10 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    11 Adjusted net new money excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) from our balance sheet and capital optimization program.

Regional breakdown of key figures¹˒²
As of or for the quarter ended 31.12.16	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth	of which: Global Family Office³
Net new money (CHF billion)	(0.7)	0.1	0.8	(4.5)	2.6	1.9
Net new money growth (%)	(0.8)	0.1	1.8	(12.2)	1.9	9.0
Invested assets (CHF billion)	353	292	180	149	552	94
Gross margin on invested assets (bps)	66	65	84	95	49	49⁴
Client advisors (full-time equivalents)	1,317	1,016	744	681	805⁵

1 Refer to the “Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    2 Based on the Wealth Management business area structure, and excluding minor functions with 101 client advisors, CHF 3 billion of invested assets, and CHF 0.2 billion of net new money inflows in the fourth quarter of 2016.    3 Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4 Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 29 basis points.    5 Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

Wealth Management

Results: 4Q16 vs 4Q15

Profit before tax increased by CHF 24 million or 7% to CHF 368 million and adjusted profit before tax increased by CHF 6 million or 1 % to CHF 511 million, reflecting lower operating expenses, largely offset by decreased operating income.

Operating income

Total operating income decreased by CHF 87 million or 5% to CHF 1,782 million. Excluding losses of CHF 28 million on the sale of subsidiaries and businesses in the fourth quarter of 2015, adjusted operating income decreased by CHF 115 million or 6%, mainly due to lower recurring net fee income and transaction-based income.

Net interest income decreased by CHF 10 million to CHF 588 million, mainly due to lower treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM), partly offset by higher deposit revenues.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income decreased by CHF 61 million to CHF 874 million due to a decrease in investment fund fees and custody revenues reflecting the effects of shifts to retrocession-free products, changes in clients’ asset allocation, as well as the effects of cross-border outflows. These were partly offset by increases in average invested assets, discretionary and advisory mandate penetration and the effect of pricing measures.

Transaction-based income decreased by CHF 50 million to CHF 314 million, mainly as the fourth quarter of 2015 included a fee of CHF 45 million received from Personal & Corporate Banking for the shift of clients, as a result of a detailed client segmentation review.

Other income increased by CHF 35 million to CHF 7 million, mainly due to the aforementioned losses on the sale of subsidiaries and businesses in the fourth quarter of 2015.

Operating expenses

Total operating expenses decreased by CHF 113 million or 7% to CHF 1,413 million and adjusted operating expenses decreased by CHF 123 million or 9% to CHF 1,270 million. Personnel expenses decreased by CHF 66 million to CHF 543 million and adjusted personnel expenses decreased by CHF 78 million to CHF 528 million, driven by a decrease in staff levels and lower pension costs for our Swiss pension plan reflecting the effect of changes to demographic and financial assumptions, as well as lower variable compensation expenses.

General and administrative expenses decreased by CHF 15 million to CHF 248 million and adjusted general and administrative expenses decreased by CHF 26 million to CHF 223 million. This was mainly driven by a CHF 17 million decrease in net expenses for provisions for litigation, regulatory and similar matters and lower expenses for marketing and public relations. Net expenses for services from Corporate Center and other business divisions decreased by CHF 31 million to CHF 621 million and adjusted net expenses for services decreased by CHF 18 million to CHF 518 million, mainly reflecting lower net expenses from Group Technology, partly offset by higher occupancy expenses from Group Corporate Services.

Net new money

Net new money outflows were CHF 4.1 billion compared with CHF 3.4 billion in the same quarter of the prior year. The annualized net new money growth rate was negative 1.7% compared with negative 1.5%. Net new money outflows in emerging markets and Europe were partly offset by inflows in Switzerland and Asia Pacific. Total cross-border outflows were CHF 7.4 billion compared with CHF 4.5 billion, mainly driven by outflows in emerging markets and Asia Pacific. Net new money from ultra high net worth clients was CHF 2.6 billion on a global basis compared with CHF 2.2 billion.

In the third quarter of 2016, net new money was CHF 9.4 billion, driven by net inflows in all regions, except emerging markets where cross-border outflows outweighed inflows.

Invested assets: 4Q16 vs 3Q16

Invested assets increased by CHF 10 billion to CHF 977 billion due to positive foreign currency translation effects of CHF 16 billion, partly offset by net new money outflows of CHF 4 billion and a net decrease of CHF 1 billion related to the sale and acquisition of subsidiaries and businesses that did not affect net new money. Discretionary and advisory mandate penetration decreased to 26.9% compared with 27.1%, reflecting seasonally lower net mandate sales as well as cross-border outflows. Compared with the fourth quarter of 2015, discretionary and advisory mandate penetration increased by 0.5 percentage points.

Wealth Management Americas

Wealth Management Americas – in US dollars¹
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Results
Net interest income	405	370	326	9	24	1,484	1,215
Recurring net fee income²	1,267	1,241	1,160	2	9	4,880	4,795
Transaction-based income²	372	372	376	0	(1)	1,474	1,614
Other income	16	5	12	220	33	35	32
Income	2,060	1,989	1,874	4	10	7,873	7,657
Credit loss (expense) / recovery	0	0	0			(3)	(4)
Total operating income	2,059	1,988	1,874	4	10	7,871	7,653
Personnel expenses	1,237	1,205	1,185	3	4	4,874	4,746
Financial advisor compensation³	757	736	713	3	6	2,931	2,921
Compensation commitments with recruited financial advisors⁴	199	201	198	(1)	1	808	761
Salaries and other personnel costs	281	268	274	5	3	1,135	1,064
General and administrative expenses	166	128	348	30	(52)	576	845
Services (to) / from Corporate Center and other business divisions	309	313	313	(1)	(1)	1,250	1,252
of which: services from CC – Services	306	310	309	(1)	(1)	1,236	1,236
Depreciation and impairment of property, equipment and software	0	0	0			2	3
Amortization and impairment of intangible assets	10	13	13	(23)	(23)	50	53
Total operating expenses	1,723	1,660	1,860	4	(7)	6,752	6,899
Business division operating profit / (loss) before tax	337	328	13	3		1,118	754

Adjusted results⁵
Total operating income as reported	2,059	1,988	1,874	4	10	7,871	7,653
of which: gains on sale of financial assets available for sale	10					10
Total operating income (adjusted)	2,049	1,988	1,874	3	9	7,861	7,653
Total operating expenses as reported	1,723	1,660	1,860	4	(7)	6,752	6,899
of which: personnel-related restructuring expenses	1	1	0			7	0
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	29	38	50			134	141
of which: gain related to a change to retiree benefit plans in the US							(21)
Total operating expenses (adjusted)	1,692	1,621	1,810	4	(7)	6,610	6,779
Business division operating profit / (loss) before tax as reported	337	328	13	3		1,118	754
Business division operating profit / (loss) before tax (adjusted)	358	367	63	(2)	468	1,250	874

Key performance indicators⁶
Pre-tax profit growth (%)		22.4	(94.0)			48.3	(23.1)
Cost / income ratio (%)	83.6	83.5	99.3			85.8	90.1
Net new money growth (%)	(0.5)	0.3	6.8			1.5	2.1
Gross margin on invested assets (bps)	74	73	74	1	0	73	74
Net margin on invested assets (bps)	12	12	1	0		10	7

Adjusted key performance indicators⁶
Pre-tax profit growth (%)	468.3	27.9	(73.0)			43.0	(15.1)
Cost / income ratio (%)	82.5	81.5	96.6			84.1	88.5
Net new money growth (%)	(0.5)	0.3	6.8			1.5	2.1
Gross margin on invested assets (bps)	74	73	74	1	0	73	74
Net margin on invested assets (bps)	13	13	2	0	550	12	8

Wealth Management Americas

Wealth Management Americas – in US dollars¹ (continued)
	As of or for the quarter ended			% change from		For the year ended
USD million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Additional information
Recurring income⁷	1,672	1,611	1,486	4	13	6,364	6,010
Recurring income as a percentage of income (%)	81.2	81.0	79.3			80.8	78.5
Average attributed equity (USD billion)⁸	2.6	2.7	2.5	(4)	4	2.6	2.6
Return on attributed equity (%)	51.8	48.6	2.1			43.0	29.3
Risk-weighted assets (fully applied, USD billion)⁹	23.4	24.0	21.9	(3)	7	23.4	21.9
Return on risk-weighted assets, gross (%)¹⁰	34.8	33.7	33.5			33.9	34.0
Leverage ratio denominator (fully applied, USD billion)¹¹	66.9	66.4	62.8	1	7	66.9	62.8
Goodwill and intangible assets (USD billion)	3.7	3.7	3.7	0	0	3.7	3.7
Net new money (USD billion)	(1.3)	0.8	16.8			15.4	21.4
Net new money including interest and dividend income (USD billion)¹²	6.6	6.7	26.2			40.8	47.8
Invested assets (USD billion)	1,111	1,106	1,033	0	8	1,111	1,033
Client assets (USD billion)	1,160	1,155	1,084	0	7	1,160	1,084
Loans, gross (USD billion)	51.6	50.9	48.7	1	6	51.6	48.7
Due to customers (USD billion)	89.2	86.7	83.1	3	7	89.2	83.1
Recruitment loans to financial advisors	3,033	3,184	3,179	(5)	(5)	3,033	3,179
Other loans to financial advisors	462	483	418	(4)	11	462	418
Personnel (full-time equivalents)	13,526	13,574	13,611	0	(1)	13,526	13,611
Financial advisors (full-time equivalents)	7,025	7,087	7,140	(1)	(2)	7,025	7,140

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Operating income” in the “Group performance” section of our Annual Report 2015 for the definitions of recurring net fee income and transaction-based income.    3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    4 Compensation commitments with recruited financial advisors represents expenses related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    5 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    6 Refer to the “Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    7 Recurring income consists of net interest income and recurring net fee income.    8 Refer to the “Capital management” section of this report for more information.    9 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the “Capital management” section of this report for more information.    10 Based on fully applied RWA.    11 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    12 Presented in line with historical reporting practice in the US market.

Results: 4Q16 vs 4Q15

Profit before tax increased by USD 324 million to USD 337 million and adjusted profit before tax increased by USD 295 million to USD 358 million due to higher operating income and lower operating expenses.

Operating income

Total operating income increased by USD 185 million or 10% to USD 2,059 million, and adjusted operating income increased by USD 175 million or 9% to USD 2,049 million mainly due to higher recurring net fee income and higher net interest income.

Net interest income increased by USD 79 million to USD 405 million due to higher short-term interest rates and growth in loan and deposit balances. The average mortgage portfolio balance increased 20% and the average securities-backed lending portfolio balance increased 5%.

Recurring net fee income increased by USD 107 million to USD 1,267 million, mainly due to higher managed account fees following an increase in invested assets.

Transaction-based income decreased by USD 4 million to USD 372 million.

Operating expenses

Total operating expenses decreased by USD 137 million or 7% to USD 1,723 million and adjusted operating expenses decreased by USD 118 million or 7% to USD 1,692 million, mainly due to USD 181 million lower net expenses for provisions for litigation, regulatory and similar matters. This was partly offset by USD 51 million higher adjusted personnel expenses, mainly due to higher financial advisor compensation reflecting higher compensable revenue, and USD 17 million higher adjusted expenses from Corporate Center and other business divisions.

Net new money

Net new money outflows were USD 1.3 billion compared with net inflows of USD 16.8 billion in the same quarter of the prior year, primarily due to net outflows from net recruiting as well as lower net inflows from financial advisors employed with UBS for more than one year. The annualized net new money growth rate was negative 0.5% compared with positive 6.8%.

In the third quarter of 2016, net new money was USD 0.8 billion, predominantly related to inflows from financial advisors employed with UBS for more than one year.

Invested assets: 4Q16 vs 3Q16

Invested assets increased by USD 5 billion to USD 1,111 billion, reflecting positive market performance of USD 7 billion, partly offset by net new money outflows of USD 1 billion. Managed account assets increased by USD 1 billion to USD 386 billion and comprised 34.7% of total invested assets, compared with 34.8% in the prior quarter.

Wealth Management Americas – in Swiss francs¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Results
Net interest income	409	361	328	13	25	1,467	1,174
Recurring net fee income²	1,277	1,209	1,167	6	9	4,825	4,623
Transaction-based income²	375	363	379	3	(1)	1,458	1,555
Other income	16	5	12	220	33	35	31
Income	2,076	1,938	1,885	7	10	7,785	7,384
Credit loss (expense) / recovery	0	0	0			(3)	(4)
Total operating income	2,076	1,938	1,885	7	10	7,782	7,381
Personnel expenses	1,247	1,174	1,192	6	5	4,819	4,579
Financial advisor compensation³	763	717	718	6	6	2,898	2,817
Compensation commitments with recruited financial advisors⁴	201	196	199	3	1	799	735
Salaries and other personnel costs	283	262	275	8	3	1,122	1,027
General and administrative expenses	168	125	350	34	(52)	570	822
Services (to) / from Corporate Center and other business divisions	312	305	316	2	(1)	1,235	1,209
of which: services from CC – Services	308	302	311	2	(1)	1,221	1,193
Depreciation and impairment of property, equipment and software	0	0	0			2	3
Amortization and impairment of intangible assets	10	13	13	(23)	(23)	50	51
Total operating expenses	1,737	1,618	1,871	7	(7)	6,675	6,663
Business division operating profit / (loss) before tax	339	320	14	6		1,107	718

Adjusted results⁵
Total operating income as reported	2,076	1,938	1,885	7	10	7,782	7,381
of which: gains on sale of financial assets available for sale	10					10
Total operating income (adjusted)	2,066	1,938	1,885	7	10	7,772	7,381
Total operating expenses as reported	1,737	1,618	1,871	7	(7)	6,675	6,663
of which: personnel-related restructuring expenses	1	1	0			7	0
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	30	37	50			132	137
of which: gain related to a change to retiree benefit plans in the US							(21)
Total operating expenses (adjusted)	1,706	1,580	1,821	8	(6)	6,536	6,547
Business division operating profit / (loss) before tax as reported	339	320	14	6		1,107	718
Business division operating profit / (loss) before tax (adjusted)	360	358	64	1	463	1,236	834

Key performance indicators⁶
Pre-tax profit growth (%)		23.6	(93.4)			54.2	(20.2)
Cost / income ratio (%)	83.7	83.5	99.3			85.7	90.2
Net new money growth (%)	(0.5)	0.3	7.0			1.5	2.1
Gross margin on invested assets (bps)	75	73	75	3	0	74	74
Net margin on invested assets (bps)	12	12	1	0		10	7

Adjusted key performance indicators⁶
Pre-tax profit growth (%)	462.5	29.2	(71.8)			48.2	(11.8)
Cost / income ratio (%)	82.6	81.5	96.6			84.1	88.7
Net new money growth (%)	(0.5)	0.3	7.0			1.5	2.1
Gross margin on invested assets (bps)	75	73	75	3	0	74	74
Net margin on invested assets (bps)	13	13	3	0	333	12	8

Wealth Management Americas

Wealth Management Americas – in Swiss francs¹ (continued)
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Additional information
Recurring income⁷	1,685	1,570	1,495	7	13	6,292	5,798
Recurring income as a percentage of income (%)	81.2	81.0	79.3			80.8	78.5
Average attributed equity (CHF billion)⁸	2.6	2.6	2.5	0	4	2.6	2.5
Return on attributed equity (%)	52.2	49.2	2.2			43.4	29.0
Risk-weighted assets (fully applied, CHF billion)⁹	23.8	23.3	21.9	2	9	23.8	21.9
Return on risk-weighted assets, gross (%)¹⁰	35.3	33.8	34.1			34.3	33.8
Leverage ratio denominator (fully applied, CHF billion)¹¹	68.1	64.4	62.9	6	8	68.1	62.9
Goodwill and intangible assets (CHF billion)	3.7	3.6	3.7	3	0	3.7	3.7
Net new money (CHF billion)	(1.3)	0.8	16.9			15.4	21.3
Net new money including interest and dividend income (CHF billion)¹²	6.7	6.5	26.3			40.5	46.9
Invested assets (CHF billion)	1,131	1,074	1,035	5	9	1,131	1,035
Client assets (CHF billion)	1,181	1,121	1,085	5	9	1,181	1,085
Loans, gross (CHF billion)	52.5	49.5	48.8	6	8	52.5	48.8
Due to customers (CHF billion)	90.8	84.1	83.2	8	9	90.8	83.2
Recruitment loans to financial advisors	3,087	3,092	3,184	0	(3)	3,087	3,184
Other loans to financial advisors	471	469	418	0	13	471	418
Personnel (full-time equivalents)	13,526	13,574	13,611	0	(1)	13,526	13,611
Financial advisors (full-time equivalents)	7,025	7,087	7,140	(1)	(2)	7,025	7,140

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Operating income” in the “Group performance” section of our Annual Report 2015 for the definitions of recurring net fee income and transaction-based income.    3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    4 Compensation commitments with recruited financial advisors represents expenses related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    5 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    6 Refer to the “Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    7 Recurring income consists of net interest income and recurring net fee income.    8 Refer to the “Capital management” section of this report for more information.    9 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the “Capital management” section of this report for more information.    10 Based on fully applied RWA.    11 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    12 Presented in line with historical reporting practice in the US market.

Personal & Corporate Banking

Personal & Corporate Banking¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Results
Net interest income	540	541	576	0	(6)	2,199	2,270
Recurring net fee income²	130	144	139	(10)	(6)	553	544
Transaction-based income²	256	274	196	(7)	31	1,028	959
Other income	23	38	15	(39)	53	211	140
Income	949	996	926	(5)	2	3,990	3,913
Credit loss (expense) / recovery	(8)	0	(11)		(27)	(6)	(37)
Total operating income	941	995	915	(5)	3	3,984	3,877
Personnel expenses	208	211	211	(1)	(1)	845	873
General and administrative expenses	100	63	71	59	41	285	264
Services (to) / from Corporate Center and other business divisions	255	264	275	(3)	(7)	1,080	1,077
of which: services from CC – Services	284	294	298	(3)	(5)	1,186	1,180
Depreciation and impairment of property, equipment and software	4	3	3	33	33	15	17
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	567	542	560	5	1	2,224	2,231
Business division operating profit / (loss) before tax	374	453	355	(17)	5	1,760	1,646

Adjusted results³
Total operating income as reported	941	995	915	(5)	3	3,984	3,877
of which: gains related to investments in associates		21				21	66
of which: gains on sale of financial assets available for sale⁴						102
Total operating income (adjusted)	941	974	915	(3)	3	3,861	3,811
Total operating expenses as reported	567	542	560	5	1	2,224	2,231
of which: personnel-related restructuring expenses	2	0	0			4	2
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	19	40	41			113	99
Total operating expenses (adjusted)	546	501	519	9	5	2,107	2,130
Business division operating profit / (loss) before tax as reported	374	453	355	(17)	5	1,760	1,646
Business division operating profit / (loss) before tax (adjusted)	395	473	396	(16)	0	1,754	1,681

Key performance indicators⁵
Pre-tax profit growth (%)	5.4	(2.8)	4.4			6.9	9.3
Cost / income ratio (%)	59.7	54.4	60.5			55.7	57.0
Net interest margin (bps)	161	161	170	0	(5)	163	167
Net new business volume growth for personal banking (%)	1.1	3.5	0.6			3.1	2.4

Adjusted key performance indicators⁵
Pre-tax profit growth (%)	(0.3)	10.5	11.2			4.3	7.1
Cost / income ratio (%)	57.5	51.4	56.0			54.5	55.4
Net interest margin (bps)	161	161	170	0	(5)	163	167
Net new business volume growth for personal banking (%)	1.1	3.5	0.6			3.1	2.4

Personal & Corporate Banking

Personal & Corporate Banking¹ (continued)
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Additional information
Average attributed equity (CHF billion)⁶	4.1	4.1	3.9	0	5	4.1	3.9
Return on attributed equity (%)	36.5	44.2	36.4			43.2	41.9
Risk-weighted assets (fully applied, CHF billion)⁷	41.6	41.3	34.6	1	20	41.6	34.6
Return on risk-weighted assets, gross (%)⁸	9.2	10.2	10.7			10.4	11.3
Leverage ratio denominator (fully applied, CHF billion)⁹	152.2	151.0	153.8	1	(1)	152.2	153.8
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume for personal banking (CHF billion)	149	149	148	0	1	149	148
Net new business volume for personal banking (CHF billion)	0.4	1.3	0.2			4.6	3.4
Client assets (CHF billion)	466	449	444	4	5	466	444
Due to customers (CHF billion)	135.9	133.2	132.4	2	3	135.9	132.4
Loans, gross (CHF billion)	133.9	134.4	135.6	0	(1)	133.9	135.6
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.9	92.6	93.9			92.9	93.9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)¹⁰	0.6	0.6	0.6			0.6	0.6
Personnel (full-time equivalents)	5,143	5,152	5,058	0	2	5,143	5,058

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Operating income” in the “Group performance” section of our Annual Report 2015 for the definitions of recurring net fee income and transaction-based income.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects a gain on the sale of our investment in Visa Europe.    5 Refer to the “Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    6 Refer to the “Capital management” section of this report for more information.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the “Capital management” section of this report for more information.    8 Based on fully applied RWA.    9 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    10 Refer to the “Risk management and control” section of this report for more information on impaired loan exposures.

Results: 4Q16 vs 4Q15

Profit before tax increased by CHF 19 million or 5% to CHF 374 million. Adjusted profit before tax decreased by CHF 1 million to CHF 395 million, as higher operating expenses were largely offset by higher operating income.

Operating income

Total operating income increased by CHF 26 million or 3% to CHF 941 million, mainly due to higher transaction-based income, partly offset by lower net interest income.

Net interest income decreased by CHF 36 million to CHF 540 million, primarily due to lower treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM).

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income decreased by CHF 9 million to CHF 130 million.

Transaction-based income increased by CHF 60 million to CHF 256 million, mainly as the fourth quarter of 2015 included a fee of CHF 45 million paid to Wealth Management for the shift of clients, as a result of a detailed client segmentation review.

The net credit loss expense decreased by CHF 3 million to CHF 8 million, mainly due to higher net recoveries on existing impaired positions.

Operating expenses

Total operating expenses increased by CHF 7 million or 1% to CHF 567 million and adjusted operating expenses increased by CHF 27 million or 5% to CHF 546 million. The increase in adjusted operating expenses was mainly due to CHF 29 million higher general and administrative expenses, driven by higher capital-related levies in Switzerland, CHF 6 million higher net expenses for provisions for litigation, regulatory and similar matters, and higher marketing costs.

Net new business volume growth for personal banking:
4Q16 vs 4Q15

The annualized net new business volume growth rate for our personal banking business was 1.1% compared with 0.6%. Net new client assets were positive while net new loans were slightly negative, consistent with historic seasonal patterns.

Asset Management

Asset Management¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Results
Net management fees²	468	437	524	7	(11)	1,810	1,903
Performance fees	31	44	44	(30)	(30)	122	154
Total operating income	499	481	568	4	(12)	1,931	2,057
Personnel expenses	164	196	199	(16)	(18)	727	729
General and administrative expenses	71	56	66	27	8	241	232
Services (to) / from Corporate Center and other business divisions	120	124	131	(3)	(8)	506	502
of which: services from CC – Services	126	130	139	(3)	(9)	530	523
Depreciation and impairment of property, equipment and software	0	0	1		(100)	1	2
Amortization and impairment of intangible assets	1	1	1	0	0	4	8
Total operating expenses	356	377	397	(6)	(10)	1,479	1,474
Business division operating profit / (loss) before tax	144	104	171	38	(16)	452	584

Adjusted results³
Total operating income as reported	499	481	568	4	(12)	1,931	2,057
of which: gains / (losses) on sales of subsidiaries and businesses			56				56
Total operating income (adjusted)	499	481	512	4	(3)	1,931	2,001
Total operating expenses as reported	356	377	397	(6)	(10)	1,479	1,474
of which: personnel-related restructuring expenses	1	9	3			15	4
of which: non-personnel-related restructuring expenses	5	2	8			15	11
of which: restructuring expenses allocated from CC – Services	5	24	27			70	68
Total operating expenses (adjusted)	344	343	359	0	(4)	1,379	1,392
Business division operating profit / (loss) before tax as reported	144	104	171	38	(16)	452	584
Business division operating profit / (loss) before tax (adjusted)	156	138	153	13	2	552	610

Key performance indicators⁴
Pre-tax profit growth (%)	(15.8)	(8.8)	101.2			(22.6)	25.1
Cost / income ratio (%)	71.3	78.4	69.9			76.6	71.7
Net new money growth excluding money market flows (%)	(6.7)	1.4	(6.2)			(3.8)	(0.1)
Gross margin on invested assets (bps)	31	30	35	3	(11)	30	32
Net margin on invested assets (bps)	9	6	11	50	(18)	7	9

Adjusted key performance indicators⁴
Pre-tax profit growth (%)	2.0	0.7	23.4			(9.5)	19.8
Cost / income ratio (%)	68.9	71.3	70.1			71.4	69.6
Net new money growth excluding money market flows (%)	(6.7)	1.4	(6.2)			(3.8)	(0.1)
Gross margin on invested assets (bps)	31	30	32	3	(3)	30	31
Net margin on invested assets (bps)	10	9	10	11	0	9	9

Information by business line
Operating income
Equities, Multi Asset & O’Connor	222	225	232	(1)	(4)	888	921
Fixed Income	75	76	73	(1)	3	297	292
Global Real Estate	116	106	115	9	1	444	403
Infrastructure and Private Equity	20	16	13	25	54	66	57
Solutions	33	27	30	22	10	109	128
Fund Services	34	32	105	6	(68)	127	257
Total operating income	499	481	568	4	(12)	1,931	2,057

Asset Management

Asset Management¹ (continued)
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Gross margin on invested assets (bps)
Equities, Multi Asset & O’Connor	27	28	29	(4)	(7)	28	28
Fixed Income	14	15	14	(7)	0	14	14
Global Real Estate	83	78	90	6	(8)	82	84
Infrastructure and Private Equity	89	71	55	25	62	72	62
Solutions	25	21	23	19	9	21	26
Total gross margin	31	30	35	3	(11)	30	32

Net new money (CHF billion)
Equities, Multi Asset & O’Connor	(6.7)	(3.5)	(9.1)			(13.7)	(11.9)
Fixed Income	(0.5)	5.6	(2.4)			(3.1)	(3.2)
Global Real Estate	0.6	0.6	1.0			2.4	3.4
Infrastructure and Private Equity	(0.1)	0.0	0.0			(0.6)	(0.2)
Solutions	(0.6)	(0.2)	(0.6)			(0.5)	6.4
Total net new money	(7.4)	2.5	(11.0)			(15.5)	(5.4)
Net new money excluding money market flows	(9.8)	2.0	(8.9)			(22.5)	(0.7)
of which: from third parties	(3.9)	1.9	(7.6)			(12.5)	(7.7)
of which: from UBS’s wealth management businesses	(5.9)	0.2	(1.3)			(10.0)	7.0
Money market flows	2.4	0.4	(2.1)			7.0	(4.7)
of which: from third parties	0.9	(1.5)	(1.8)			3.4	(3.4)
of which: from UBS’s wealth management businesses	1.5	2.0	(0.3)			3.5	(1.3)

Invested assets (CHF billion)
Equities, Multi Asset & O’Connor	326	323	327	1	0	326	327
Fixed Income	210	211	208	0	1	210	208
Global Real Estate	57	55	52	4	10	57	52
Infrastructure and Private Equity	9	9	10	0	(10)	9	10
Solutions	54	53	53	2	2	54	53
Total invested assets	656	650	650	1	1	656	650
of which: excluding money market funds	591	588	592	1	0	591	592
of which: money market funds	66	62	58	6	14	66	58

Assets under administration by Fund Services
Assets under administration (CHF billion)⁵	420	424	407	(1)	3	420	407
Net new assets under administration (CHF billion)⁶	(7.6)	(2.4)	(0.1)			0.3	24.0
Gross margin on assets under administration (bps)	3	3	9	0	(67)	3	5

Additional information
Average attributed equity (CHF billion)⁷	1.4	1.4	1.5	0	(7)	1.4	1.6
Return on attributed equity (%)	41.1	29.7	45.6			32.3	36.5
Risk-weighted assets (fully applied, CHF billion)⁸	3.9	3.7	2.6	5	50	3.9	2.6
Return on risk-weighted assets, gross (%)⁹	52.5	63.1	79.7			65.7	62.3
Leverage ratio denominator (fully applied, CHF billion)¹⁰	2.7	2.5	2.7	8	0	2.7	2.7
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.4	0	0	1.4	1.4
Personnel (full-time equivalents)	2,308	2,326	2,277	(1)	1	2,308	2,277

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, gains and losses on the sale of subsidiaries and businesses and other items that are not performance fees.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the “Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    5 Includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund setup, accounting and reporting for traditional investment funds and alternative funds.    6 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    7 Refer to the “Capital management” section of this report for more information.    8 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the “Capital management” section of this report for more information.    9 Based on fully applied RWA.    10 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

Results: 4Q16  vs 4Q15

Profit before tax decreased by CHF 27 million or 16% to CHF 144 million, mainly as the fourth quarter of 2015 included a gain of CHF 56 million on the sale of our Alternative Fund Services (AFS) business. Adjusted profit before tax increased by CHF 3 million or 2% to CHF 156 million.

Operating income

Total operating income decreased by CHF 69 million or 12% to CHF 499 million. Excluding the aforementioned gain on sale of our AFS business, adjusted operating income decreased by CHF 13 million or 3%. Adjusted net management fees were unchanged at CHF 468 million. The positive effects of fee true-ups of CHF 17 million as well as favorable market and currency movements were largely offset by lower revenues following the sale of AFS and a decrease in fees related to net new money outflows. Performance fees decreased by CHF 13 million, mainly in Equities, Multi Asset & O’Connor.

As of 31 December 2016, approximately  43% of performance fee-eligible assets within our hedge fund businesses exceeded high-water marks compared with 38% in the prior quarter. These assets are reported within Equities, Multi Asset & O’Connor and Solutions.

Operating expenses

Total operating expenses decreased by CHF 41 million or 10% to CHF 356 million. Adjusted operating expenses decreased by CHF 15 million or 4% to CHF 344 million, mainly as a result of lower expenses for variable compensation, as well as lower salary expenses primarily due to the aforementioned sale of our AFS business. These decreases were partly offset by higher expenses for services from Corporate Center and other business divisions.

Net new money

Excluding money market flows, net new money outflows were  CHF 9.8 billion compared with CHF 8.9 billion in the same quarter of the prior year,  and the annualized net new money growth rate was negative 6.7% compared with negative 6.2%. By client segment, net outflows from third parties were CHF 3.9 billion compared with CHF 7.6 billion. Net outflows from clients of UBS’s wealth management businesses were CHF 5.9 billion compared with CHF 1.3 billion, largely driven by changes in asset allocation.

Money market net inflows were CHF 2.4 billion compared with net outflows of CHF 2.1 billion in the same quarter of the prior year.

In the third quarter  of 2016, net new money was CHF 2.0 billion excluding money  market flows and included a single inflow of CHF 3.9 billion into a fixed income short-duration segregated mandate.

Invested assets: 4Q16  vs 3Q16

Invested assets increased to CHF 656 billion from CHF 650 billion due to positive foreign currency translation effects of CHF 9 billion and positive market performance of CHF 5 billion, partly offset by net new money outflows of CHF 7 billion.

As of 31 December 2016, CHF 385 billion or 59% of invested assets were managed  in active, non-money market strategies. CHF 206 billion or 31% of invested assets were managed in indexed strategies, and CHF 66 billion or 10% were managed in money market assets. On a regional basis, 34% of invested assets related to clients serviced from Switzerland, 24% from the Americas, 22% from Europe, Middle East and Africa, and 20% from Asia Pacific.

Assets under administration: 4Q16  vs 3Q16

Total assets under administration decreased to CHF 420 billion from CHF 424 billion, reflecting net new assets under administration outflows of CHF 8 billion, partly offset by positive foreign currency translation effects of CHF 3 billion and positive market performance of CHF 2 billion.

Investment Bank

Investment Bank

Investment Bank¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Results
Corporate Client Solutions	708	532	650	33	9	2,382	2,960
Advisory	244	149	227	64	7	691	709
Equity Capital Markets	204	122	197	67	4	674	1,047
Debt Capital Markets	171	188	114	(9)	50	740	691
Financing Solutions	103	98	109	5	(6)	360	441
Risk Management	(14)	(25)	2	(44)		(84)	73
Investor Client Services	1,311	1,265	1,121	4	17	5,318	5,929
Equities	891	797	733	12	22	3,486	3,962
Foreign Exchange, Rates and Credit	419	469	388	(11)	8	1,831	1,967
Income	2,019	1,797	1,771	12	14	7,699	8,889
Credit loss (expense) / recovery	(5)	(1)	(50)	400	(90)	(11)	(68)
Total operating income	2,014	1,796	1,721	12	17	7,688	8,821
Personnel expenses	742	784	574	(5)	29	3,082	3,220
General and administrative expenses	272	170	318	60	(14)	805	841
Services (to) / from Corporate Center and other business divisions	687	672	740	2	(7)	2,765	2,817
of which: services from CC – Services	661	662	715	0	(8)	2,675	2,731
Depreciation and impairment of property, equipment and software	3	6	7	(50)	(57)	21	26
Amortization and impairment of intangible assets	3	3	3	0	0	12	24
Total operating expenses	1,708	1,635	1,641	4	4	6,684	6,929
Business division operating profit / (loss) before tax	306	161	80	90	283	1,004	1,892

Adjusted results²
Total operating income as reported	2,014	1,796	1,721	12	17	7,688	8,821
of which: gains on sale of financial assets available for sale³	78					78	11
Total operating income (adjusted)	1,936	1,796	1,721	8	12	7,610	8,810
Total operating expenses as reported	1,708	1,635	1,641	4	4	6,684	6,929
of which: personnel-related restructuring expenses	40	60	12			154	14
of which: non-personnel-related restructuring expenses	5	3	2			14	7
of which: restructuring expenses allocated from CC – Services	72	118	129			410	376
of which: impairment of an intangible asset							11
Total operating expenses (adjusted)	1,592	1,454	1,498	9	6	6,107	6,522
Business division operating profit / (loss) before tax as reported	306	161	80	90	283	1,004	1,892
Business division operating profit / (loss) before tax (adjusted)	344	342	223	1	54	1,503	2,288

Key performance indicators⁴
Pre-tax profit growth (%)	282.5	(67.5)	(63.1)			(46.9)
Cost / income ratio (%)	84.6	91.0	92.7			86.8	78.0
Return on attributed equity (%)⁵	16.1	8.5	4.4			13.1	25.9
Return on assets, gross (%)	3.4	2.8	2.7			3.0	3.2
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	8	12	25	(17)	9	12

Adjusted key performance indicators⁴
Pre-tax profit growth (%)	54.3	(44.3)	(19.2)			(34.3)
Cost / income ratio (%)	82.0	80.9	84.6			80.1	73.5
Return on attributed equity (%)⁵	18.1	18.0	12.2			19.6	31.3
Return on assets, gross (%)	3.2	2.8	2.7			3.0	3.2
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	8	12	25	(17)	9	12

Investment Bank¹ (continued)
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Additional information
Total assets (CHF billion)⁶	242.3	237.8	253.5	2	(4)	242.3	253.5
Average attributed equity (CHF billion)⁵	7.6	7.6	7.3	0	4	7.7	7.3
Risk-weighted assets (fully applied, CHF billion)⁷	70.4	64.9	62.9	8	12	70.4	62.9
Return on risk-weighted assets, gross (%)⁸	11.9	11.2	10.8			11.9	13.7
Leverage ratio denominator (fully applied, CHF billion)⁹	231.2	246.4	268.0	(6)	(14)	231.2	268.0
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	36.8	43.6	32.4			40.0	36.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)¹⁰	0.9	0.8	1.5			0.9	1.5
Personnel (full-time equivalents)	4,734	4,917	5,243	(4)	(10)	4,734	5,243

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects gains on partial sales of our investment in Markit.    4 Refer to the “Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    5 Refer to the “Capital management” section of this report for more information.    6 Based on third-party view, i.e., without intercompany balances.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the “Capital management” section of this report for more information.    8 Based on fully applied RWA.    9 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    10 Refer to the “Risk management and control” section of this report for more information on impaired loan exposures.

Results: 4Q16 vs 4Q15

Profit before tax increased by CHF 226 million to CHF 306 million and adjusted profit before tax increased by CHF 121 million or 54% to CHF 344 million.

Operating income

Total operating income increased by CHF 293 million or 17% to CHF 2,014 million. Excluding a gain of CHF 78 million from a further partial sale of our investment in Markit, adjusted operating income increased by CHF 215 million or 12% to CHF 1,936 million, mainly as a result of higher revenues in our Equities business and in our Debt Capital Markets business. Furthermore, net credit loss expenses were CHF 5 million compared with CHF 50 million, reflecting lower expenses related to the energy sector. In US dollar terms, adjusted operating income increased 13%.

Operating income by business unit:

Corporate Client Solutions

Corporate Client Solutions revenues increased by CHF 58 million or 9% to CHF 708 million, mainly due to CHF 57 million higher revenues in Debt Capital Markets. In US dollar terms, revenues also increased 9%.

Advisory revenues increased by CHF 17 million to CHF 244 million, reflecting higher revenues from merger and acquisition transactions despite a broadly unchanged fee pool, partly offset by lower revenues from private transactions.

Equity Capital Markets revenues increased to CHF 204 million from CHF 197 million, driven by higher revenues from private transactions.

Debt Capital Markets revenues increased to CHF 171 million from CHF 114 million, due to higher leveraged finance revenues compared with a weak prior-year quarter.

Financing Solutions revenues decreased by CHF 6 million to CHF 103 million, primarily reflecting lower client activity in structured financing, largely offset by increases in the real estate finance business.

Risk Management revenues were negative CHF 14 million compared with positive CHF 2 million, reflecting tightening credit spreads on portfolio hedges.

Investor Client Services

Investor Client Services revenues increased by CHF 190 million or 17% to CHF 1,311 million. Excluding the aforementioned gain of CHF 78 million, Investor Client Services revenues increased by CHF 112 million or 10% to CHF 1,233 million due to CHF 158 million higher revenues in Equities, partly offset by CHF 47 million lower revenues in Foreign Exchange, Rates and Credit. In US dollar terms, adjusted revenues also increased 10%.

Investment Bank

Equities

Equities revenues increased to CHF 891 million from CHF 733 million with higher revenues across all products.

Cash revenues increased to CHF 294 million from CHF 281 million, mainly due to higher client activity.

Derivatives revenues increased to CHF 196 million from CHF 95 million, reflecting improved trading performance.

Financing Services revenues increased to CHF 397 million from CHF 359 million, driven by higher prime brokerage revenues, as a result of increased client activity.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues increased to CHF 419 million from CHF 388 million. Excluding the aforementioned gain of CHF 78 million, adjusted revenues decreased to CHF 341 million from CHF 388 million, primarily in emerging markets products and in foreign exchange and interest rate options amid a period of higher market volatility. The decrease was partly offset by continued growth in client activity across all the product sectors.

Operating expenses

Total operating expenses increased by CHF 67 million or 4% to CHF 1,708 million, and adjusted operating expenses increased by CHF 94 million or 6% to CHF 1,592 million.

Personnel expenses increased to CHF 742 million from CHF 574 million and adjusted personnel expenses increased to CHF 702 million from CHF 562 million, largely as expenses for accruals for variable compensation in 2016 were more evenly spread across the year than in 2015. The increase in variable compensation in the fourth quarter of 2016 was partly offset by lower salary expenses, primarily as a result of our cost reduction programs.

General and administrative expenses decreased by CHF 46 million to CHF 272 million and on an adjusted basis decreased by CHF 49 million to CHF 267 million, mainly as the expense for the UK bank levy decreased from CHF 98 million to CHF 85 million as well as due to reduced travel and entertainment expenses.

Net expenses for services from Corporate Center and other business divisions decreased to CHF 687 million from CHF 740 million and adjusted net expenses increased to CHF 615 million from CHF 611 million.

Risk-weighted assets and leverage ratio denominator:
4Q16 vs 3Q16

Risk-weighted assets

Fully applied risk-weighted assets increased by CHF 5 billion to CHF 70 billion as of 31 December 2016, mainly due to an increase in market risk RWA.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The fully applied leverage ratio denominator decreased by CHF 15 billion to CHF 231 billion as of 31 December 2016, primarily in our Equities and Foreign Exchange, Rates and Credit businesses, mainly reflecting effective resource management.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Corporate Center

Corporate Center¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Results
Total operating income	(256)	10	(183)		40	(357)	315
Personnel expenses	964	976	1,059	(1)	(9)	3,899	4,049
General and administrative expenses	1,204	1,400	1,346	(14)	(11)	4,791	5,311
Services (to) / from business divisions	(1,994)	(1,943)	(2,113)	3	(6)	(7,933)	(7,894)
Depreciation and impairment of property, equipment and software	247	237	248	4	0	944	868
Amortization and impairment of intangible assets	5	5	5	0	0	21	21
Total operating expenses	426	675	546	(37)	(22)	1,722	2,354
Operating profit / (loss) before tax	(682)	(665)	(729)	3	(6)	(2,079)	(2,040)

Adjusted results²
Total operating income as reported	(256)	10	(183)		40	(357)	315
of which: own credit on financial liabilities designated at fair value			35				553
of which: gains on sales of real estate						120	378
of which: net gains / (losses) related to the buyback of debt			(257)				(257)
of which: net foreign currency translation gains / (losses)³	27		115			(122)	88
Total operating income (adjusted)	(283)	10	(76)		272	(355)	(447)
Total operating expenses as reported	426	675	546	(37)	(22)	1,722	2,354
of which: personnel-related restructuring expenses	114	159	146			519	420
of which: non-personnel-related restructuring expenses	163	173	252			623	719
of which: restructuring expenses allocated from CC – Services	(230)	(320)	(362)			(1,064)	(943)
Total operating expenses (adjusted)	379	664	510	(43)	(26)	1,644	2,158
Operating profit / (loss) before tax as reported	(682)	(665)	(729)	3	(6)	(2,079)	(2,040)
Operating profit / (loss) before tax (adjusted)	(662)	(654)	(586)	1	13	(1,999)	(2,606)

Additional information
Average attributed equity (CHF billion)⁴	29.0	28.9	24.7	0	17	29.1	25.8
Total assets (CHF billion)⁵	359.4	365.8	354.5	(2)	1	359.4	354.5
Risk-weighted assets (fully applied, CHF billion)⁶	57.1	57.5	60.2	(1)	(5)	57.1	60.2
Leverage ratio denominator (fully applied, CHF billion)⁷	300.7	295.2	291.2	2	3	300.7	291.2
Personnel (full-time equivalents)	23,955	24,059	23,671	0	1	23,955	23,671

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Refer to the “Capital management” section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the “Capital management” section of this report for more information.    7 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

Corporate Center

Corporate Center – Services

Corporate Center – Services¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Results
Total operating income	(59)	(66)	(54)	(11)	9	(102)	241
Personnel expenses	940	946	1,033	(1)	(9)	3,801	3,903
General and administrative expenses	1,114	974	1,195	14	(7)	4,145	4,483
Depreciation and impairment of property, equipment and software	247	237	248	4	0	944	868
Amortization and impairment of intangible assets	5	5	5	0	0	21	21
Total operating expenses before allocations to BDs and other CC units	2,305	2,162	2,481	7	(7)	8,911	9,274
Services (to) / from business divisions and other CC units	(2,049)	(2,010)	(2,191)	2	(6)	(8,164)	(8,215)
of which: services to Wealth Management	(592)	(557)	(627)	6	(6)	(2,256)	(2,209)
of which: services to Wealth Management Americas	(308)	(302)	(311)	2	(1)	(1,221)	(1,193)
of which: services to Personal & Corporate Banking	(284)	(294)	(298)	(3)	(5)	(1,186)	(1,180)
of which: services to Asset Management	(126)	(130)	(139)	(3)	(9)	(530)	(523)
of which: services to Investment Bank	(661)	(662)	(715)	0	(8)	(2,675)	(2,731)
of which: services to CC – Group ALM	(31)	(25)	(23)	24	35	(110)	(96)
of which: services to CC – Non-core and Legacy Portfolio	(58)	(57)	(81)	2	(28)	(225)	(313)
Total operating expenses	256	152	291	68	(12)	747	1,059
Operating profit / (loss) before tax	(315)	(218)	(345)	44	(9)	(849)	(818)

Adjusted results²
Total operating income as reported	(59)	(66)	(54)	(11)	9	(102)	241
of which: gains on sales of real estate						120	378
Total operating income (adjusted)	(59)	(66)	(54)	(11)	9	(222)	(137)
Total operating expenses as reported before allocations	2,305	2,162	2,481	7	(7)	8,911	9,274
of which: personnel-related restructuring expenses	114	159	144			518	406
of which: non-personnel-related restructuring expenses	163	173	252			623	719
Total operating expenses (adjusted) before allocations	2,028	1,830	2,085	11	(3)	7,770	8,151
Services (to) / from BDs and other CC units	(2,049)	(2,010)	(2,191)	2	(6)	(8,164)	(8,215)
of which: restructuring expenses allocated to BDs and other CC units	(237)	(327)	(377)			(1,084)	(986)
Total operating expenses as reported after allocations	256	152	291	68	(12)	747	1,059
Total operating expenses (adjusted) after allocations	216	148	272	46	(21)	690	919
Operating profit / (loss) before tax as reported	(315)	(218)	(345)	44	(9)	(849)	(818)
Operating profit / (loss) before tax (adjusted)	(275)	(214)	(326)	29	(16)	(912)	(1,056)

Additional information
Average attributed equity (CHF billion)³	22.8	22.8	18.8	0	21	22.8	19.6
Total assets (CHF billion)⁴	23.7	24.0	22.6	(1)	5	23.7	22.6
Risk-weighted assets (fully applied, CHF billion)⁵	27.6	27.6	23.6	0	17	27.6	23.6
Leverage ratio denominator (fully applied, CHF billion)⁶	5.8	6.5	4.8	(11)	21	5.8	4.8
Personnel (full-time equivalents)	23,750	23,857	23,470	0	1	23,750	23,470

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Refer to the “Capital management” section of this report for more information.    4 Based on third-party view, i.e., without intercompany balances.    5 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the “Capital management” section of this report for more information.    6 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

Results: 4Q16 vs 4Q15

Corporate Center – Services recorded a loss before tax of CHF 315 million compared with CHF 345 million, and CHF 275 million on an adjusted basis compared with CHF 326 million.

Operating income

Operating income was negative CHF 59 million compared with negative CHF 54 million, mainly due to lower income from the investment of the Group’s equity allocated from Corporate Center – Group Asset and Liability Management.

Operating expenses

Operating expenses before service allocations to business divisions and other Corporate Center units

Before allocations to business divisions and other Corporate Center units, total operating expenses decreased by CHF 176 million or 7% to CHF 2,305 million and adjusted operating expenses before allocations decreased by CHF 57 million or 3% to CHF 2,028 million.

Personnel expenses decreased by CHF 93 million to CHF 940 million and by CHF 63 million to CHF 826 million on an adjusted basis. The decrease in adjusted personnel expenses was mainly a result of lower pension costs for our Swiss pension plan, reflecting the effect of changes to demographic and financial assumptions, decreased expenses for variable compensation, as well as a release of accruals for untaken vacation compared with an expense.

General and administrative expenses decreased by CHF 81 million to CHF 1,114 million and adjusted general and administrative expenses increased by CHF 19 million, mainly reflecting higher expenses for occupancy and marketing.

Depreciation expenses decreased to CHF 247 million from CHF 248 million, and by CHF 11 million to CHF 237 million on an adjusted basis.

→   Refer to the “Group performance” section of this report for more information on the estimated useful life of certain software

Services to / from business divisions and other Corporate Center units

Corporate Center – Services allocated expenses of CHF 2,049 million to the business divisions and other Corporate Center units compared with CHF 2,191 million. Adjusted net allocated expenses for services to business divisions and other Corporate Center units were CHF 1,812 million compared with CHF 1,814 million.

Operating expenses after service allocations to / from business divisions and other Corporate Center units

Corporate Center – Services retains costs related to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain restructuring expenses. Total operating expenses remaining in Corporate Center – Services after allocations decreased to CHF 256 million from CHF 291 million and to CHF 216 million from CHF 272 million on an adjusted basis.

Corporate Center

Corporate Center – Group Asset and Liability Management

Corporate Center – Group ALM¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Results
Business division-aligned risk management net income	210	202	239	4	(12)	847	878
Capital investment and issuance net income	(6)	(5)	39	20		45	272
Group structural risk management net income	(163)	(141)	(174)	16	(6)	(547)	(647)
Total risk management net income before allocations	41	56	103	(27)	(60)	345	503
Allocations to business divisions and other CC units	(98)	(95)	(180)	3	(46)	(512)	(832)
of which: Wealth Management	(87)	(95)	(118)	(8)	(26)	(389)	(471)
of which: Wealth Management Americas	(48)	(26)	(27)	85	78	(118)	(104)
of which: Personal & Corporate Banking	(71)	(81)	(111)	(12)	(36)	(332)	(421)
of which: Asset Management	(1)	(1)	(3)	0	(67)	(7)	(15)
of which: Investment Bank	78	66	69	18	13	260	211
of which: CC – Services	0	0	(24)		(100)	(36)	(145)
of which: CC – Non-core and Legacy Portfolio	31	42	34	(26)	(9)	110	114
Total risk management net income after allocations	(57)	(39)	(75)	46	(24)	(167)	(329)
Accounting asymmetries related to economic hedges	(40)	95	102			27	(66)
Hedge accounting ineffectiveness²	(20)	(23)	(21)	(13)	(5)	7	156
Net foreign currency translation gains / (losses)³	27		115			(122)	88
Net gains / (losses) related to the buyback of debt			(257)				(257)
Own credit on financial liabilities designated at fair value			35				553
Other	(53)	(3)	45			37	133
Total operating income as reported	(144)	30	(59)		144	(219)	277
Total operating income (adjusted)⁴˒⁵	(171)	30	48			(97)	(107)
Personnel expenses	8	8	7	0	14	31	30
General and administrative expenses	7	2	9	250	(22)	17	22
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Services (to) / from business divisions and other CC units	(16)	(9)	(20)	78	(20)	(49)	(57)
Total operating expenses	0	0	(3)		(100)	(1)	(5)
Operating profit / (loss) before tax as reported	(144)	30	(56)		157	(218)	282
Operating profit / (loss) before tax (adjusted)⁴	(171)	30	51			(96)	(102)

Additional information
Average attributed equity (CHF billion)⁶	4.4	4.3	3.2	2	38	4.3	3.3
Total assets (CHF billion)⁷	267.2	258.3	237.5	3	13	267.2	237.5
Risk-weighted assets (fully applied, CHF billion)⁸	10.6	11.1	6.0	(5)	77	10.6	6.0
Leverage ratio denominator (fully applied, CHF billion)⁹	272.4	263.4	247.9	3	10	272.4	247.9
Personnel (full-time equivalents)	142	137	125	4	14	142	125

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Does not include ineffectiveness of hedges of net investments in foreign operations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Adjusted total operating income excludes foreign currency translation gains or losses, net gains or losses related to the buyback of debt and own credit on financial liabilities designated at fair value.    6 Refer to the “Capital management” section of this report for more information.    7 Based on third-party view, i.e., without intercompany balances.    8 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the “Capital management” section of this report for more information.    9 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

Results: 4Q16 vs 4Q15

Corporate Center – Group Asset and Liability Management (Group ALM) recorded a loss before tax of CHF 144 million compared with CHF 56 million and an adjusted loss before tax of CHF 171 million compared with an adjusted profit before tax of CHF 51 million, driven by accounting asymmetries related to economic hedges and negative other net income.

Operating income

Total operating income was negative CHF 144 million compared with negative CHF 59 million. On an adjusted basis, total operating income was negative CHF 171 million compared with positive CHF 48 million.

Business division-aligned risk management net income

Net income from business division-aligned risk management activities was CHF 210 million compared with CHF 239 million, mainly reflecting reduced interest rate risk management revenues in the banking book for Wealth Management and Personal & Corporate Banking. This decrease was mainly due to lower penalty fees received from clients from the early termination of loans and lower interest income from managing euro-denominated deposits in the current negative interest rate environment.

Capital investment and issuance net income

Net income from capital investment and issuance activities was negative CHF 6 million compared with positive CHF 39 million. This was mainly due to higher net interest expenses as a result of an increase in total outstanding long-term debt that is eligible for total loss-absorbing capital. Additionally, interest income from the investment of the Group’s equity decreased due to lower interest rates.

Group structural risk management net income

Net income from Group structural risk management activities was negative CHF 163 million compared with negative CHF 174 million. An increase in income of CHF 178 million from the management of the Group’s high-quality liquid assets (HQLA), mainly due to wider spreads between certain HQLA and internal funding liabilities, was largely offset by an increase in net interest expense of CHF 167 million due to issuances of long-term debt during 2016.

Allocations to business divisions and other Corporate Center units

Combined net income allocations from risk management activities to business divisions and other Corporate Center units were CHF 98 million compared with CHF 180 million. This decrease primarily reflects the aforementioned lower net income from business division-aligned risk management and capital investment and issuance activities, which are fully allocated to the business divisions and other Corporate Center units.

Total risk management net income after allocations

Group ALM retained negative CHF 57 million from its risk management activities after allocations compared with negative CHF 75 million.

Retained income from risk management activities is entirely related to Group structural risk management and is mainly the net result of costs from buffers that are maintained by Group ALM at levels above the total consumption of the business divisions and the revenues generated by Group ALM from the management of the Group’s HQLA portfolio relative to the benchmark rates used to allocate the costs. Retained income from risk management activities can vary significantly quarter on quarter. However, under current market conditions, we expect it to average around negative CHF 50 million per quarter.

Accounting asymmetries related to economic hedges

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was negative CHF 40 million compared with positive CHF 102 million, primarily as gains related to HQLA classified as available for sale decreased to CHF 19 million from CHF 173 million. The lower magnitude of this asymmetrical result reflects the change applied since the first quarter of 2016 to classify the majority of newly purchased HQLA debt securities as financial assets designated at fair value through profit or loss, instead of classifying them as financial assets available for sale. In addition, Group ALM retained a loss of CHF 105 million compared with CHF 20 million on derivatives that economically hedge the currency and interest rate risk in its long-term debt portfolio.

Hedge accounting ineffectiveness

Net income related to hedge accounting ineffectiveness was largely unchanged at negative CHF 20 million compared with negative CHF 21 million. This ineffectiveness primarily arises from changes in the spread between LIBOR and the overnight index swap rate due to differences in the way these impact the valuation of the hedged items and hedging instruments through either the benchmark rate determining cash flows or the discount rate.

Other

Other net income was negative CHF 53 million compared with positive CHF 45 million, reflecting negative income related to own-bond market-making activity in the Investment Bank, lower interest income retained by Group ALM on behalf of non-controlling interests and losses recorded in the fourth quarter of 2016 from the Group ALM-managed monthly conversion of non-Swiss franc profit.

Corporate Center

Balance sheet, risk-weighted assets, leverage ratio denominator: 4Q16 vs 3Q16

Balance sheet assets

Balance sheet assets increased by CHF 9 billion to CHF 267 billion, mainly reflecting an increase in the net funds transferred to Group ALM by the business divisions.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information

Risk-weighted assets

Fully applied risk-weighted assets were stable at CHF 11 billion as of 31 December 2016.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The fully applied leverage ratio denominator increased to CHF 272 billion from CHF 263 billion, consistent with the increase in balance sheet assets.

→   Refer to the “Capital management” section of this report for more information

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio¹
	As of or for the quarter ended			% change from		For the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15

Results
Income	(43)	45	(72)		(40)	(23)	(195)
Credit loss (expense) / recovery	(10)	1	2			(13)	(8)
Total operating income	(53)	46	(71)		(25)	(36)	(203)
Personnel expenses	16	23	19	(30)	(16)	66	116
General and administrative expenses	84	425	142	(80)	(41)	630	806
Services (to) / from business divisions and other CC units	70	76	97	(8)	(28)	280	379
of which: services from CC – Services	58	57	81	2	(28)	225	313
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	170	523	258	(67)	(34)	976	1,301
Operating profit / (loss) before tax	(223)	(477)	(329)	(53)	(32)	(1,012)	(1,503)

Adjusted results²
Total operating income as reported	(53)	46	(71)		(25)	(36)	(203)
Total operating income (adjusted)	(53)	46	(71)		(25)	(36)	(203)
Total operating expenses as reported	170	523	258	(67)	(34)	976	1,301
of which: personnel-related restructuring expenses	0	0	1			1	14
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	8	7	15			21	43
Total operating expenses (adjusted)	162	516	241	(69)	(33)	955	1,245
Operating profit / (loss) before tax as reported	(223)	(477)	(329)	(53)	(32)	(1,012)	(1,503)
Operating profit / (loss) before tax (adjusted)	(215)	(470)	(312)	(54)	(31)	(991)	(1,447)

Additional information
Average attributed equity (CHF billion)³	1.8	1.8	2.7	0	(33)	2.1	2.9
Total assets (CHF billion)⁴	68.5	83.5	94.4	(18)	(27)	68.5	94.4
Risk-weighted assets (fully applied, CHF billion)⁵	18.9	18.8	30.7	1	(38)	18.9	30.7
Leverage ratio denominator (fully applied, CHF billion)⁶	22.4	25.2	38.5	(11)	(42)	22.4	38.5
Personnel (full-time equivalents)	63	65	77	(3)	(18)	63	77

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Refer to the “Capital management” section of this report for more information.    4 Based on third-party view, i.e., without intercompany balances.    5 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the “Capital management” section of this report for more information.    6 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

Corporate Center

Results: 4Q16 vs 4Q15

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 223 million compared with CHF 329 million.

Operating income

Total operating income was negative CHF 53 million compared with negative CHF 71 million and mainly related to valuation losses on financial assets designated at fair value. The improved result was mainly due to lower losses related to unwind and novation activities. Credit loss was a net expense of CHF 10 million compared with a net recovery of CHF 2 million.

→   Refer to the “Risk management and control” section of this report for more information

Operating expenses

Total operating expenses decreased by CHF 88 million or 34% to CHF 170 million. Net expenses for provisions for litigation, regulatory and similar matters decreased by CHF 24 million. In addition, net expenses for services from other Corporate Center units and business divisions decreased by CHF 27 million and professional fees were CHF 16 million lower. Furthermore, expenses for the annual UK bank levy decreased by CHF 17 million to CHF 33 million.

Balance sheet, risk-weighted assets and leverage ratio denominator: 4Q16 vs 3Q16

Balance sheet assets

Balance sheet assets decreased by CHF 15 billion to CHF 68 billion. Positive replacement values decreased by CHF 14 billion, mainly in interest rate contracts, reflecting increases in interest rates, maturities and trade terminations. Assets classified as Level 3 in the fair value hierarchy totaled CHF 2.0 billion as of 31 December 2016.

Risk-weighted assets

Fully applied risk-weighted assets remained stable at CHF 19 billion.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The fully applied leverage ratio denominator decreased to CHF 22 billion from CHF 25 billion, consistent with the decrease in balance sheet assets.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Risk, treasury and capital management

Management report

Risk management and control

Risk management and control

This section provides information on key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2015.

Credit risk

Overall credit risk exposures were broadly unchanged during the fourth quarter of 2016. Net credit loss expenses were CHF 24 million, which included CHF 13 million related to a closed-out derivative position in Corporate Center – Non-core and Legacy Portfolio.

Our Swiss lending portfolios continued to perform well, although we remain watchful for any signs of deterioration in the Swiss economy that could impact some of our counterparties and lead to an increase in credit loss expenses from the low levels recently observed.

Oil prices remained around USD 50 during the fourth quarter, offering some relief to oil producers through improved cash flows. Nevertheless, we continue to monitor exposures to counterparties in the oil and gas sector. As of 31 December 2016, our total funded and unfunded net banking products exposure to this sector, recorded within the Investment Bank, was CHF 5.1 billion, unchanged from 30 September 2016. As of 31 December 2016, total specific and collective allowances and provisions against these oil and gas exposures were CHF 24 million.

Within the Investment Bank, the strong flow of leveraged loan underwriting activity continued into the fourth quarter, giving rise to temporary concentrated credit risk exposure. Distribution of exposures remained satisfactory, although delayed regulatory approvals for some investment grade merger and acquisition transactions continued to delay distribution of the associated financings beyond original targeted dates. While such delays led to longer risk periods than originally anticipated, we remain comfortable with our exposures, considering the investment grade quality. Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter.

Market risk

Our average 1-day, 95% confidence level, management value-at-risk (VaR) increased slightly to CHF 11 million during the fourth quarter of 2016. Our regulatory VaR and stressed VaR measures are more sensitive to changes in our risk profile due to the 10-day holding periods and higher confidence levels used, and these measures increased more significantly within the quarter. The increases were driven by various factors across our Equities and Foreign Exchange, Rates and Credit businesses, including option expiries and strong client flows. While these measures returned to lower levels at the end of the quarter, the higher average levels over the quarter resulted in a significant increase in market risk-related risk-weighted assets (RWA).

→   Refer to “Risk-weighted assets” in the “Capital management”  section of this report for more information on market risk RWA

We reported two new Group VaR negative backtesting exceptions in the fourth quarter. One of these was driven by large market movements at the end of the quarter, particularly in EUR and CHF interest rate curves. The other was attributable to several factors, including non-daily marking and valuation processes, profit and loss on risks accounted for in the capital underpinning of risks-not-in-VaR, and market moves in equity volatilities. With market risk being managed at such low levels of VaR, the impact of these factors on the backtesting results is relatively more significant, contributing to the higher frequency of exceptions. The total number of negative backtesting exceptions within a 250-business-day window was seven, which led to an increase in the FINMA VaR multiplier for market risk RWA from 3.5 to 3.65.

→   Refer to “Market risk” in the “Risk, treasury and capital management” section of our first, second and third quarter 2016 reports for more information on our backtesting exceptions

As of 31 December 2016, the interest rate sensitivity of our banking book to a +1 basis point parallel shift in yield curves was negative CHF 3.1 million compared with negative CHF 2.3 million as of 30 September 2016. This fair value change was mainly driven by Wealth Management Americas, whose modeled client rate duration for non-maturity deposits decreased in response to higher market rates, and by a reduction in net interest rate sensitivity within Corporate Center – Group Asset and Liability Management (Group ALM).

Part of the aforementioned fair value changes would impact other comprehensive income (OCI). The interest rate sensitivity to a +1 basis point parallel shift in yield curves of financial assets and derivatives in the banking book valued through OCI was negative CHF 23 million as of 31 December 2016. This OCI sensitivity was predominantly attributable to cash flow hedges denominated in US dollars and, to a lesser extent, in euros and Swiss francs. These cash flow hedges are not recognized for the purposes of calculating regulatory capital.

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information on the impact of rising interest rates on equity, capital and net interest income

Country risk

We remain watchful of developments in Europe, particularly with respect to peripheral European countries. Our direct exposure to peripheral European countries remained limited, although we have significant country risk exposure to major EU economies, including the UK.

Our binding stress scenario within our combined stress test framework has a eurozone crisis at its core, so that potential effects are captured in the calculation of our post-stress fully applied common equity tier 1 (CET1) capital ratio.

We remain comfortable with our direct exposure to China, and our exposure to other emerging market countries is generally well diversified.

→   Refer to the “Risk management and control” section of our Annual Report 2015 for more information

Binding stress scenario

At least once a year, the Risk Committee approves the most relevant scenario as the binding scenario to be used for our regular combined stress test reporting. The binding scenario is also used for monitoring risk exposure against our minimum capital, earnings and leverage ratio objectives in our risk appetite framework. In the fourth quarter of 2016, the Global Deflation scenario was approved as our new binding scenario, replacing the Global Recession scenario. The new binding scenario is based on its predecessor, but incorporates the risks that may arise from severe negative rates in major developed countries.

→   Refer to the “Capital management” section of this report for information on our post-stress fully applied CET1 capital ratio

Operational risk

We and the industry are experiencing elevated levels of operational risk in a number of areas, most notably, operational resilience, conduct, and financial crime.

Operational resilience remains critical, especially in cyber security, as threats continue to evolve and attacks become more powerful. We continue to focus on preventive measures and on improving our ability to recover quickly should a successful attack occur. Conduct risks are inherent in our businesses and remain a significant focus of regulators and enforcement authorities. We continue to focus on our programs to strengthen our culture and controls to mitigate conduct risk with the objective of ensuring that our business activities impact clients and counterparties fairly and uphold the integrity of the financial system. Financial crime, including money laundering, terrorist financing, sanctions violation, fraud, bribery and corruption, continues to present risks, as emerging technologies and changing geopolitical risks increase complexity and continued heightened regulatory attention and expectations result in increased overall risk.

Risk management and control

Key risk metrics

Banking and traded products exposure by business division and Corporate Center unit
	31.12.16
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	107,608	56,054	153,900	545	63,553	610	114,301	614	497,186
of which: loans (on-balance sheet)	101,876	52,486	133,861	1	12,022	43	5,962	129	306,379
of which: guarantees and loan commitments (off-balance sheet)	3,916	933	17,883	0	41,832	111	2	486	65,163
Total impaired exposure, gross	77	27	995		118	0	0	17	1,235
of which: impaired loan exposure, gross	77	27	757		95			17	973
Total allowances and provisions for credit losses	62	29	486	0	61	0	0	15	653
Traded products¹˒⁵
Gross exposure	6,285	1,661	1,544	0	41,985				51,476
of which: over-the-counter derivatives	5,359	35	1,420	0	17,540				24,353
of which: securities financing transactions	0	255	0	0	17,414				17,669
of which: exchange-traded derivatives	926	1,371	125	0	7,031				9,454

	30.9.16
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	109,798	52,890	151,887	445	66,770	1,186	101,438	777	485,189
of which: loans (on-balance sheet)	102,556	49,460	134,439	5	15,214	36	6,261	127	308,098
of which: guarantees and loan commitments (off-balance sheet)	3,553	906	15,925	0	41,222	107	1	649	62,363
Total impaired exposure, gross	81	26	1,095		107			24	1,333
of which: impaired loan exposure, gross	81	26	856		78			24	1,065
Total allowances and provisions for credit losses	65	28	484	0	56	0	0	16	649
Traded products¹˒⁵
Gross exposure	6,703	1,671	1,705	0	36,290				46,369
of which: over-the-counter derivatives	5,487	27	1,615	0	13,680				20,809
of which: securities financing transactions	0	257	0	0	17,200				17,458
of which: exchange-traded derivatives	1,216	1,387	90	0	5,410				8,103

1 Internal management view of credit risk, which differs in certain respects from IFRS.    2 Does not include reclassified securities and similar acquired securities held by CC – Non-core and Legacy Portfolio.    3 Excludes loans designated at fair value.    4 As of 31 December 2016, IFRS loans exposure for the Investment Bank and CC – Non-core and Legacy Portfolio was CHF 10,086 million (30 September 2016: CHF 10,209 million) and CHF 2,606 million (30 September 2016: CHF 2,664 million), respectively. For all other business divisions and Corporate Center units, IFRS loans exposure was the same as the internal management view.    5 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, CC – Non-core and Legacy Portfolio and CC – Group ALM is provided.

Wealth Management, Wealth Management Americas and Personal & Corporate Banking loan portfolios, gross
	Wealth Management		Wealth Management Americas		Personal & Corporate Banking
CHF million	31.12.16	30.9.16	31.12.16	30.9.16	31.12.16	30.9.16
Secured by residential property	32,208	32,341	10,239	9,432	95,966	96,624
Secured by commercial / industrial property	1,974	2,082	0	0	17,819	18,117
Secured by cash	14,436	15,016	1,042	1,004	1,884	1,837
Secured by securities	46,194	46,315	40,182	37,964	1,990	1,653
Secured by guarantees and other collateral	6,697	6,464	716	783	6,707	6,261
Unsecured loans	366	339	307	276	9,496	9,948
Total loans, gross	101,876	102,556	52,486	49,460	133,861	134,439
Total loans, net of allowances	101,814	102,492	52,455	49,430	133,419	133,983

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type¹
					Average by risk type
CHF million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	6	18	8	10	6	9	4	3	1
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	6	8	6	7	0	6	2	1	0
CC – Non-core and Legacy Portfolio	4	5	4	4	0	3	2	0	0
Diversification effect²˒³			(8)	(10)	0	(8)	(5)	(1)	0
Total 31.12.16	8	17	11	11	6	11	5	3	1
Total 30.9.16	8	14	8	10	5	11	4	2	1

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Interest rate sensitivity – banking book¹˒²
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(13.0)	(13.0)	0.5	44.8	89.3
EUR	(109.0)	(91.9)	0.0	(2.5)	(2.6)
GBP	(184.5)	(103.0)	(0.1)	(9.9)	(27.7)
USD	823.2	358.9	(3.4)	(347.2)	(704.3)
Other	0.5	(1.7)	0.0	(3.3)	(6.3)
Total effect on fair value of interest rate-sensitive banking book positions 31.12.16	517.1	149.4	(3.1)	(318.1)	(651.6)
Total effect on fair value of interest rate-sensitive banking book positions 30.9.16	399.8	209.5	(2.3)	(238.7)	(512.9)

1 Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes.    2 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Wealth Management and Personal & Corporate Banking client transactions are generally being floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
CHF million	31.12.16							30.9.16
	Banking products		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges¹	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges¹
Austria	28	28	189	87	1,579	1,796	1,694	1,323	1,196
Belgium	84	84	54	54	11	149	149	673	673
Finland	74	42	23	23	790	887	854	767	734
France	1,533	1,364	1,377	1,245	3,711	6,620	6,320	6,652	6,185
Greece	16	16	0	0	1	18	18	17	17
Ireland²	89	89	977	977	53	1,120	1,120	1,143	1,143
Italy	1,242	821	435	342	1,426	3,104	2,589	3,138	2,709
Portugal	14	14	18	18	6	39	39	140	75
Spain	694	444	86	86	289	1,069	820	1,493	1,299
Other³	441	441	2	2	11	454	454	94	94

1 Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 50 million (of which: Malta CHF 37 million, Ireland CHF 6 million and France CHF 5 million).    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Balance sheet, liquidity and funding management

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2015, which provides more information about the Group’s strategy, objectives and governance for liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets

As of 31 December 2016, balance sheet assets totaled CHF 935 billion, unchanged from 30 September 2016, as various asset reductions were offset by currency effects resulting from the strengthening of the US dollar versus the Swiss franc. Total assets excluding positive replacement values (PRVs) totaled CHF 777 billion as of 31 December 2016, a decrease of CHF 14 billion when excluding currency effects. This decline was mainly due to lower trading portfolio and collateral trading assets in the Investment Bank, partly offset by an increase in cash and balances with central banks, primarily in Corporate Center – Group Asset and Liability Management (Group ALM).

Trading portfolio assets decreased by CHF 9 billion, primarily in our Equities and Foreign Exchange, Rates and Credit businesses, mainly reflecting effective resource management. Collateral trading assets decreased by CHF 7 billion, reflecting reduced client activity as well as effective resource management.

These decreases were mostly offset by a CHF 13 billion increase in cash and balances with central banks, mainly reflecting an increase in net funds transferred to Group ALM by the business divisions.

PRVs increased by CHF 4 billion, reflecting a CHF 17 billion increase in the Investment Bank, mainly due to fair value changes in foreign exchange contracts primarily driven by US dollar appreciation partly offset by lower volumes, mostly offset by a CHF 14 billion reduction in Corporate Center – Non-core and Legacy Portfolio, mainly in interest rate contracts, reflecting increases in interest rates, maturities and trade terminations.

Financial assets designated at fair value, available for sale and held to maturity were broadly unchanged as a CHF 4 billion reduction in financial assets designated at fair value was offset by CHF 2 billion increases in both financial assets available for sale and financial assets held to maturity. Other assets were broadly unchanged as an increase in cash collateral receivables on derivative instruments was offset by a reduction in prime brokerage receivables. Lending assets were also broadly unchanged.

High-quality liquid assets

The total weighted liquidity value of high-quality liquid assets was broadly unchanged at CHF 196 billion in the fourth quarter of 2016 as an increase in balances with central banks, which primarily occurred toward the end of the quarter, and an increase in off-balance sheet securities was offset by reductions in other eligible cash balances and on-balance sheet securities.

→   Refer to the “Treasury management” section of our Annual Report 2015 for more information on high-quality liquid assets

Liquidity coverage ratio

In the fourth quarter of 2016, our three-month average total liquidity coverage ratio (LCR) increased 8 percentage points to 132%, remaining above the 110% Group LCR minimum communicated by FINMA. The increase was mainly due to a CHF 10 billion reduction in net cash outflows, largely driven by a decrease in outflows from securities financing transactions and an increase in inflows reflecting a higher amount of maturing performing loan positions within the relevant 30-day window during the quarter.

→   Refer to the “Treasury management” section of our Annual Report 2015 for more information on liquidity management and the liquidity coverage ratio

Effective 1 January 2017, we calculate and monitor our LCR on a daily basis and our reported quarterly average LCR will be the average of daily values during the quarter instead of the average of three month-end values.

Liabilities and funding management

Liabilities

Total liabilities were unchanged at CHF 881 billion as of 31 December 2016. Trading portfolio liabilities decreased by CHF 9 billion, primarily in our Equities and Foreign Exchange, Rates and Credit businesses, mainly reflecting reduced client activity. Short-term borrowings decreased by CHF 6 billion, primarily reflecting net maturities of certificates of deposit. Collateral trading liabilities were reduced by CHF 4 billion, primarily in Group ALM. These decreases were offset by a CHF 12 billion increase in customer deposits, which mainly resulted from currency effects and client inflows across our business divisions. Negative replacement values increased by CHF 3 billion, in line with the aforementioned increases in PRVs. Long-term debt increased by CHF 2 billion, mainly reflecting the issuance of CHF 1.3 billion equivalent of euro-denominated senior unsecured debt that contributes to our total loss-absorbing capacity (TLAC). Other liabilities were broadly unchanged as an increase in cash collateral payables on derivative instruments was offset by lower prime brokerage payables.

Equity

Equity attributable to shareholders increased by CHF 423 million to CHF 53,723 million.

Total comprehensive income attributable to shareholders was CHF 185 million, reflecting net profit of CHF 738 million and negative other comprehensive income (OCI) of CHF 553 million. Fourth quarter OCI included net losses on cash flow hedges of CHF 1,033 million, net losses on defined benefit plans of CHF 234 million and negative OCI related to financial assets available for sale of CHF 145 million, partly offset by foreign currency translation gains of CHF 845 million and own credit gains of CHF 15 million.

Share premium increased by CHF 196 million, mainly due to the amortization of deferred equity compensation awards.

Net treasury share activity increased equity attributable to shareholders by CHF 41 million, mainly reflecting the net disposal of treasury shares related to employee share-based compensation awards.

Net stable funding ratio

As of 31 December 2016, our estimated pro forma net stable funding ratio (NSFR) was 116%, an increase of 1 percentage point from 30 September 2016, primarily reflecting a CHF 2 billion increase in available stable funding, mainly driven by deposit inflows, partly offset by a decrease in unsecured funding. The calculation of our pro forma NSFR includes interpretation and estimates of the effect of the rules, and will be refined as regulatory interpretations evolve and as new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2015 for more information on the net stable funding ratio

Liquidity coverage ratio
	Average 4Q16	Average 3Q16
CHF billion, except where indicated	Total adjusted value¹	Total adjusted value¹
High-quality liquid assets	196	197
Net cash outflows	148	158
Liquidity coverage ratio (%)	132	124
1 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Pro forma net stable funding ratio
CHF billion, except where indicated	31.12.16	30.9.16
Available stable funding	442	440
Required stable funding	381	381
Pro forma net stable funding ratio (%)	116	115

Capital management

Capital management

This section should be read in conjunction with the “Capital management” section of our Annual Report 2015, which provides more information about our strategy, objectives and governance for capital management. Disclosures in this section are provided on a consolidated UBS Group basis and focus on information in accordance with the regulatory framework for Swiss systemically relevant banks (SRBs).

Information on our Swiss SRB going and gone concern requirements that are being phased in between 2016 and 2019 is available in our second quarter 2016 report. Details on our Swiss SRB going and gone concern requirements and additional information as of 31 December 2016 will be disclosed in our Annual Report 2016, which will be published on 10 March 2017.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG have contributed a significant portion of their respective capital, and provide substantial liquidity to subsidiaries, many of which are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

Swiss SRB loss-absorbing capacity

During the fourth quarter of 2016, our fully applied common equity tier 1 (CET1) capital ratio decreased 0.2 percentage points to 13.8% as of 31 December 2016, mainly resulting from a CHF 6 billion increase in RWA. On a phase-in basis, our CET1 capital ratio decreased 0.1 percentage points to 16.8%.

As of 31 December 2016, our total loss-absorbing capacity (TLAC) ratio was 31.1% on a fully applied basis, compared with 31.0% as of 30 September 2016. On a phase-in basis, the TLAC ratio stood at 32.7%, an increase of 0.1 percentage points from 30 September 2016.

Our going concern leverage ratio was 4.6% on a fully applied basis compared with 4.4% as of 30 September 2016. On a phase-in basis, the going concern leverage ratio increased by 0.2 percentage points to 6.4%.

Swiss SRB going and gone concern information
	Swiss SRB including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	31.12.16	30.9.16	31.12.16	30.9.16

Going concern capital
Common equity tier 1 capital	37,788	37,207	30,693	30,254
High-trigger loss-absorbing additional tier 1 capital	6,512¹	6,200¹	6,809	6,356
Low-trigger loss-absorbing additional tier 1 capital	0¹	0¹	2,342	2,392
Total loss-absorbing additional tier 1 capital	6,512	6,200	9,151	8,749
Total tier 1 capital	44,299	43,407	39,844	39,003
High-trigger loss-absorbing tier 2 capital	891	884
Low-trigger loss-absorbing tier 2 capital	10,402	10,332
Total tier 2 capital	11,293	11,216
Total going concern capital	55,593	54,623	39,844	39,003

Gone concern loss-absorbing capacity
Non-Basel III-compliant tier 1 capital²	642	654	642	654
Total tier 1 capital	642	654	642	654
High-trigger loss-absorbing tier 2 capital			679	674
Low-trigger loss-absorbing tier 2 capital			10,402	10,332
Non-Basel III-compliant tier 2 capital²	698	772	698	772
Total tier 2 capital	698	772	11,779	11,777
TLAC-eligible senior unsecured debt	16,890	15,698	16,890	15,698
Total gone concern loss-absorbing capacity	18,229	17,124	29,311	28,129

Total loss-absorbing capacity
Total loss-absorbing capacity	73,822	71,747	69,154	67,132

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	225,412	219,876	222,677	216,830
Leverage ratio denominator	874,925	881,717	870,470	877,313

Swiss SRB going and gone concern information (continued)
	Swiss SRB including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	31.12.16	30.9.16	31.12.16	30.9.16

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	24.7	24.8	17.9	18.0
of which: common equity tier 1 capital ratio	16.8	16.9	13.8	14.0
Gone concern loss-absorbing capacity ratio	8.1	7.8	13.2	13.0
Total loss-absorbing capacity ratio	32.7	32.6	31.1	31.0

Leverage ratios (%)
Going concern leverage ratio	6.4	6.2	4.6	4.4
of which: common equity tier 1 leverage ratio	4.3	4.2	3.5	3.4
Gone concern leverage ratio	2.1	1.9	3.4	3.2
Total loss-absorbing capacity leverage ratio	8.4	8.1	7.9	7.7

1 High-trigger loss-absorbing additional tier 1 (AT1) capital of CHF 6,809 million (30 September 2016: CHF 6,356 million) and low-trigger loss-absorbing AT1 capital of CHF 2,342 million (30 September 2016: CHF 2,392 million) were partly offset by required deductions for goodwill of CHF 2,639 million (30 September 2016: CHF 2,548 million).    2 Non-Basel III-compliant tier 1 and tier 2 capital instruments qualify as gone concern instruments. Under the Swiss SRB rules, these instruments are no longer subject to phase-out. Instruments with a maturity date are eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility.

Post-stress CET1 capital ratio

We are committed to total capital returns to shareholders of at least 50% of net profit attributable to shareholders, provided that we maintain a fully applied common equity tier 1 (CET1) capital ratio of at least 13% and consistent with our objective of maintaining a post-stress fully applied CET1 capital ratio of at least 10%. Our post-stress CET1 capital ratio exceeded the 10% objective as of 31 December 2016.

→   Refer to the “Risk management and control” section of this report for more information on our binding stress scenario

Going concern capital

Our CET1 capital increased by CHF 0.4 billion to CHF 30.7 billion on a fully applied basis as of 31 December 2016, mainly as a result of operating profit before tax, foreign currency translation effects and defined benefit plans, partly offset by effects from current tax expenses and accruals for capital returns to shareholders.

→   Refer to the “Group performance” section of this report for information on other comprehensive income attributable to shareholders related to defined benefit plans

Our loss-absorbing additional tier 1 (AT1) capital increased by CHF 0.4 billion to CHF 9.2 billion on a fully applied basis as of 31 December 2016, due to Deferred Contingent Capital Plan (DCCP) awards to be granted for the performance year 2016.

Reconciliation IFRS equity to Swiss SRB common equity tier 1 capital
	Swiss SRB including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
CHF million	31.12.16	30.9.16	31.12.16	30.9.16
Total IFRS equity	54,404	53,993	54,404	53,993
Equity attributable to non-controlling interests	(682)	(693)	(682)	(693)
Defined benefit plans	0	(215)	0	(359)
Deferred tax assets recognized for tax loss carry-forwards	(5,042)	(4,650)	(8,403)	(7,750)
Deferred tax assets on temporary differences, excess over threshold	(741)	(872)	(1,835)	(2,033)
Goodwill, net of tax¹	(3,959)	(3,823)	(6,599)	(6,371)
Intangible assets, net of tax	(241)	(253)	(241)	(253)
Unrealized (gains) / losses from cash flow hedges, net of tax	(972)	(2,005)	(972)	(2,005)
Compensation- and own shares-related components	(1,691)	(1,404)	(1,691)	(1,404)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(294)	(333)	(294)	(333)
Unrealized gains related to financial assets available for sale, net of tax	(262)	(351)	(262)	(351)
Prudential valuation adjustments	(68)	(89)	(68)	(89)
Consolidation scope	(129)	(127)	(129)	(127)
Other²	(2,536)	(1,969)	(2,536)	(1,969)
Total common equity tier 1 capital	37,788	37,207	30,693	30,254

1 Includes goodwill related to significant investments in financial institutions of CHF 342 million (30 September 2016: CHF 340 million).    2 Includes accruals for dividends to shareholders and other items.

Capital management

Gone concern loss-absorbing capacity

During the fourth quarter of 2016, our gone concern loss-absorbing capacity increased by CHF 1.2 billion to CHF 29.3 billion on a fully applied basis, driven by the issuance of the equivalent of CHF 1.4 billion in TLAC-eligible senior unsecured debt.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the eligibility of capital or senior debt instruments and on key features and terms and conditions of capital instruments

Swiss SRB total loss-absorbing capacity movement
CHF million	Swiss SRB including transitional arrangements (phase-in)	Swiss SRB as of 1.1.20 (fully applied)

Going concern capital
Common equity tier 1 capital as of 30.9.16	37,207	30,254
Operating profit before tax	848	848
Current tax (expense) / benefit	(203)	(203)
Defined benefit plans	(19)	125
Foreign currency translation effects	568	337
Other movements (includes accruals for capital returns to shareholders)	(614)	(669)
Common equity tier 1 capital as of 31.12.16	37,788	30,693
Loss-absorbing additional tier 1 capital as of 30.9.16	6,200	8,749
Issuance of high-trigger loss-absorbing additional tier 1 capital	399	399
Foreign currency translation effects and other movements	(88)	3
Loss-absorbing additional tier 1 capital as of 31.12.16	6,512	9,151
Loss-absorbing tier 2 capital as of 30.9.16	11,216
Foreign currency translation effects and other movements	77
Loss-absorbing tier 2 capital as of 31.12.16	11,293
Total going concern capital as of 30.9.16	54,623	39,003
Total going concern capital as of 31.12.16	55,593	39,844

Gone concern loss-absorbing capacity
Tier 1 capital as of 30.9.16	654	654
Foreign currency translation effects and other movements	(11)	(11)
Tier 1 capital as of 31.12.16	642	642
Tier 2 capital as of 30.9.16	772	11,777
Decrease in eligibility due to shortening residual tenor	(97)	(97)
Foreign currency translation effects and other movements	23	99
Tier 2 capital as of 31.12.16	698	11,779
TLAC-eligible senior unsecured debt as of 30.9.16	15,698	15,698
Issuance of TLAC-eligible senior unsecured debt instruments	1,358	1,358
Foreign currency translation effects and other movements	(166)	(166)
TLAC-eligible senior unsecured debt as of 31.12.16	16,890	16,890
Total gone concern loss-absorbing capacity as of 30.9.16	17,124	28,129
Total gone concern loss-absorbing capacity as of 31.12.16	18,229	29,311

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.9.16	71,747	67,132
Total loss-absorbing capacity as of 31.12.16	73,822	69,154

Additional information

Sensitivity to currency movements

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied RWA by CHF 10 billion and our fully applied CET1 capital by CHF 1.2 billion as of 31 December 2016 (30 September 2016: CHF 9 billion and CHF 1.0 billion, respectively) and reduced our fully applied CET1 capital ratio by 7 basis points (30 September 2016: 14 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied RWA by CHF 9 billion and our fully applied CET1 capital by CHF 1.1 billion (30 September 2016: CHF 9 billion and CHF 0.9 billion, respectively) and increased our fully applied CET1 capital ratio by 7 basis points (30 September 2016: 14 basis points).

Our leverage ratio is also sensitive to foreign exchange movements due to the currency mix of our capital and LRD. When adjusting the currency mix in capital, potential effects on the leverage ratios are taken into account and the sensitivity of the leverage ratio to an appreciation or depreciation of 10% in the value of the Swiss franc against other currencies is actively monitored.

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied LRD by CHF 64 billion (30 September 2016: CHF 66 billion) and reduced our fully applied Swiss SRB going concern leverage ratio by 9 basis points (30 September 2016: 11 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied LRD by CHF 58 billion (30 September 2016: CHF 59 billion) and increased our fully applied Swiss SRB going concern leverage ratio by 10 basis points (30 September 2016: 12 basis points).

These sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report. This is an estimated amount and is not related and should not be considered in addition to these provisions and contingent liabilities. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 4.8 billion as of 31 December 2016. This estimate does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of UBS’s actual exposure in any of these matters.

→   Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information

Capital management

Risk-weighted assets

During the fourth quarter of 2016, fully applied RWA increased by CHF 5.9 billion to CHF 222.7 billion, mainly driven by asset size and other movements of CHF 2.7 billion, currency effects of CHF 1.9 billion and regulatory add-ons of CHF 1.5 billion.

Risk-weighted assets movement by key driver – fully applied
CHF billion	RWA as of 30.9.16	Currency effects	Methodology changes and model updates	Regulatory add-ons	Asset size and other	RWA as of 31.12.16
Credit risk	114.0	1.6		1.0	(3.8)	112.8
Non-counterparty-related risk	16.3	0.3			0.0	16.6
Market risk	8.7		(0.2)	0.5	6.5	15.5
Operational risk	77.8				0.0	77.8
Total	216.8	1.9	(0.2)	1.5	2.7	222.7

Credit risk

Credit risk RWA decreased by CHF 1.2 billion to CHF 112.8 billion as of 31 December 2016, driven by asset size and other decreases of CHF 3.8 billion, partly offset by increases in RWA related to currency effects of CHF 1.6 billion and regulatory add-ons of CHF 1.0 billion.

The decrease in asset size and other movements of CHF 3.8 billion was mainly due to a CHF 2.4 billion reduction in derivatives RWA, largely driven by the update of the stress period used for the Basel III exposure-at-default calculation in the fourth quarter of 2016, implying lower equity volatility for the stress period to be applied. Following the quarterly review, the change in the portfolio composition resulted in the application of an updated stress period. Furthermore, a decrease of CHF 1.4 billion largely resulted from exposure reductions in other assets, primarily in settlement and clearing accounts.

Regulatory add-ons increased RWA by CHF 1.0 billion, due to an increase of CHF 0.7 billion in the internal ratings-based (IRB) multiplier for Investment Bank exposures to corporates and an increase of CHF 0.2 billion in the IRB multiplier for income-producing real estate in Personal & Corporate Banking and Wealth Management. The multipliers that FINMA requires banks that use the IRB approach to apply will continue to increase over time until implementation is complete by the end of the first quarter of 2019. We expect that this will add approximately CHF 6 billion to our RWA in 2017, CHF 5 billion in 2018 and less than CHF 2 billion in 2019. This excludes the effect of any methodology changes.

Market risk

Asset size and other increases of CHF 6.5 billion in market risk RWA were mainly due to higher average stressed and regulatory value-at-risk (VaR) levels during the quarter, resulting in CHF 6.8 billion higher RWA in the Investment Bank. The increase in VaR levels was primarily driven by various factors across our Equities and Foreign Exchange, Rates and Credit businesses, including option expiries and stronger client flows.

Furthermore, RWA increased by CHF 0.5 billion in relation to regulatory add-ons, largely due to a higher value-at-risk (VaR) multiplier, resulting from a net increase of one additional backtesting exception.

→   Refer to “Market risk” in the “Risk management and control” section of this report for more information

Operational risk

Operational risk RWA remained stable at CHF 77.8 billion.

We expect to complete the semiannual calibration of our advanced measurement approach model in the first quarter of 2017 and anticipate that our operational risk RWA may increase as a result.

Risk-weighted assets by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA	Total capital requirement¹
	31.12.16
Credit risk	12.5	9.1	37.7	1.6	37.0	1.4	7.3	6.2	112.8	16.3
Advanced IRB approach²	9.0	3.7	36.1	0.9	33.7	0.2	4.8	5.0	93.4	13.5
Standardized approach³	3.5	5.4	1.6	0.6	3.3	1.2	2.6	1.2	19.4	2.8
Non-counterparty-related risk⁴	0.1	0.0	0.1	0.0	0.0	19.1	0.0	0.0	19.3	2.8
Market risk	0.0	1.4	0.0	0.0	14.0	(3.2)⁵	0.7	2.6	15.5	2.2
Operational risk	13.2	13.2	3.9	2.3	19.5	13.1	2.5	10.1	77.8	11.2
Total RWA, phase-in	25.8	23.8	41.6	3.9	70.4	30.3	10.6	18.9	225.4	32.5
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	2.7	0.0	0.0	2.7
Total RWA, fully applied	25.8	23.8	41.6	3.9	70.4	27.6	10.6	18.9	222.7

	30.9.16
Credit risk	12.7	8.9	37.4	1.4	38.2	1.9	7.2	6.3	114.0	16.5
Advanced IRB approach²	8.9	3.3	35.1	0.8	34.8	0.3	5.2	4.9	93.3	13.5
Standardized approach³	3.9	5.5	2.3	0.6	3.5	1.7	2.1	1.3	20.7	3.0
Non-counterparty-related risk⁴	0.2	0.0	0.1	0.0	0.0	19.1	0.0	0.0	19.4	2.8
Market risk	0.0	1.1	0.0	0.0	7.2	(3.5)⁵	1.4	2.5	8.7	1.3
Operational risk	13.2	13.2	3.9	2.3	19.5	13.1	2.5	10.1	77.8	11.2
Total RWA, phase-in	26.1	23.3	41.4	3.7	64.9	30.6	11.1	18.8	219.9	31.8
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	3.0	0.0	0.0	3.0
Total RWA, fully applied	26.1	23.3	41.3	3.7	64.9	27.6	11.1	18.8	216.8

	31.12.16 vs 30.9.16
Credit risk	(0.2)	0.2	0.3	0.2	(1.2)	(0.5)	0.1	(0.1)	(1.2)
Advanced IRB approach²	0.1	0.4	1.0	0.1	(1.1)	(0.1)	(0.4)	0.1	0.1
Standardized approach³	(0.4)	(0.1)	(0.7)	0.0	(0.2)	(0.5)	0.5	(0.1)	(1.3)
Non-counterparty-related risk⁴	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)
Market risk	0.0	0.3	0.0	0.0	6.8	0.3	(0.7)	0.1	6.8
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total RWA, phase-in	(0.3)	0.5	0.2	0.2	5.5	(0.3)	(0.5)	0.1	5.5
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	(0.3)
Total RWA, fully applied	(0.3)	0.5	0.3	0.2	5.5	0.0	(0.5)	0.1	5.9

1 Calculated on the basis of our Swiss SRB total going and gone concern capital requirement of 14.4% of RWA on a phase-in basis (30 September 2016: 14.4%).     2 Includes equity exposures in the banking book according to the simple risk weight method.    3 Includes settlement risk and business transfers.    4 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 December 2016: CHF 10.9 billion, 30 September 2016: CHF 11.0 billion), property, equipment and software (31 December 2016: CHF 8.3 billion, 30 September 2016: CHF 8.0 billion) and other items (31 December 2016: CHF 0.2 billion, 30 September 2016: CHF 0.3 billion).    5 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    6 Phase-out items are entirely related to non-counterparty-related risk RWA.

Capital management

Leverage ratio denominator

During the fourth quarter of 2016, the fully applied leverage ratio denominator (LRD) decreased by CHF 7 billion to CHF 870 billion. This decrease was driven by a reduction due to asset size and other movements of CHF 13 billion, mainly in securities financing transactions and on-balance sheet exposures (excluding derivative exposures and securities financing transactions), and incremental netting, collateral and methodology changes of CHF 6 billion. This movement was partly offset by currency effects of CHF 12 billion.

Leverage ratio denominator movement by key driver – fully applied
CHF billion	LRD as of 30.9.16	Currency effects	Incremental netting, collateral and methodology changes	Asset size and other	LRD as of 31.12.16
On-balance sheet exposures (excluding derivative exposures and SFTs)¹	637.2	8.2		(7.2)	638.1
Derivative exposures	109.4	1.1	(3.5)	0.6	107.6
Securities financing transactions	112.2	2.2	(2.2)	(7.5)	104.7
Off-balance sheet items	36.0	1.0		0.7	37.7
Deduction items	(17.5)	(0.7)		0.4	(17.7)
Total	877.3	11.8	(5.7)	(13.0)	870.5

1 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance sheet exposures (excluding derivative exposures and securities financing transactions) decreased by CHF 7 billion, largely driven by a CHF 14 billion reduction in the Investment Bank, primarily in our Equities and Foreign Exchange, Rates and Credit businesses, mainly reflecting effective resource management. Exposures in Wealth Management decreased by CHF 3 billion, primarily as high-quality liquid assets (HQLA) were transferred to Group ALM to meet liquidity requirements related to the establishment of our new European legal entity, UBS Europe SE. These decreases were offset by CHF 10 billion higher on-balance sheet exposures in Group ALM, mainly reflecting an increase in the net funds transferred to Group ALM by the business divisions and the aforementioned transfer of HQLA.

Securities financing transactions decreased by CHF 8 billion, due to asset size and other movements, primarily in the Investment Bank and Group ALM. This decrease resulted mainly from reduced client activity as well as effective resource management.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on balance sheet movements

→   Refer to the “Recent developments” section of this report for more information on UBS Europe SE

Leverage ratio denominator by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total
	31.12.16
Total IFRS assets	115.5	65.9	139.9	12.0	242.3	23.7	267.2	68.5	935.0
Difference in scope of consolidation¹	(5.1)	(0.2)	0.0	(9.3)	(0.7)	(0.2)	0.2	0.0	(15.5)
Less derivative exposures and SFTs²	(2.0)	(2.0)	(2.2)	0.0	(151.4)	0.0	(60.6)	(63.3)	(281.4)
On-balance sheet exposures (excluding derivative exposures and SFTs)	108.4	63.7	137.7	2.7	90.2	23.4	206.7	5.2	638.1
Derivative exposures	3.5	2.5	2.7	0.0	77.5	0.0	6.3	15.2	107.6
Securities financing transactions	0.0	1.0	0.0	0.0	42.9	0.0	59.1	1.8	104.7
Off-balance sheet items	3.6	0.9	11.9	0.0	20.6	0.1	0.3	0.3	37.7
Items deducted from Swiss SRB tier 1 capital						(13.2)			(13.2)
Total exposures (leverage ratio denominator), phase-in	115.5	68.1	152.2	2.7	231.2	10.3	272.4	22.4	874.9
Additional items deducted from Swiss SRB tier 1 capital						(4.5)			(4.5)
Total exposures (leverage ratio denominator), fully applied	115.5	68.1	152.2	2.7	231.2	5.8	272.4	22.4	870.5

	30.9.16
Total IFRS assets	118.2	62.2	139.3	11.9	237.8	24.0	258.3	83.5	935.2
Difference in scope of consolidation¹	(5.4)	(0.2)	0.0	(9.4)	(0.5)	(0.1)	0.2	0.0	(15.5)
Less derivative exposures and SFTs²	(1.8)	(1.8)	(1.9)	0.0	(134.7)	0.0	(63.9)	(78.4)	(282.5)
On-balance sheet exposures (excluding derivative exposures and SFTs)	110.9	60.2	137.5	2.5	102.5	23.8	194.6	5.2	637.2
Derivative exposures	3.5	2.4	2.5	0.0	76.6	0.0	7.0	17.4	109.4
Securities financing transactions	0.0	0.9	0.0	0.0	47.9	0.0	61.0	2.3	112.2
Off-balance sheet items	3.4	0.9	11.0	0.0	19.4	0.1	0.8	0.4	36.0
Items deducted from Swiss SRB tier 1 capital						(13.1)			(13.1)
Total exposures (leverage ratio denominator), phase-in	117.9	64.4	151.0	2.5	246.4	10.9	263.4	25.2	881.7
Additional items deducted from Swiss SRB tier 1 capital						(4.4)			(4.4)
Total exposures (leverage ratio denominator), fully applied	117.9	64.4	151.0	2.5	246.4	6.5	263.4	25.2	877.3

	31.12.16 vs 30.9.16
Total IFRS assets	(2.7)	3.7	0.6	0.1	4.5	(0.3)	8.9	(15.0)	(0.2)
Difference in scope of consolidation¹	0.3	0.0	0.0	0.1	(0.2)	(0.1)	0.0	0.0	0.0
Less derivative exposures and SFTs²	(0.2)	(0.2)	(0.3)	0.0	(16.7)	0.0	3.3	15.1	1.1
On-balance sheet exposures (excluding derivative exposures and SFTs)	(2.5)	3.5	0.2	0.2	(12.3)	(0.4)	12.1	0.0	0.9
Derivative exposures	0.0	0.1	0.2	0.0	0.9	0.0	(0.7)	(2.2)	(1.8)
Securities financing transactions	0.0	0.1	0.0	0.0	(5.0)	0.0	(1.9)	(0.5)	(7.5)
Off-balance sheet items	0.2	0.0	0.9	0.0	1.2	0.0	(0.5)	(0.1)	1.7
Items deducted from Swiss SRB tier 1 capital						(0.1)			(0.1)
Total exposures (leverage ratio denominator), phase-in	(2.4)	3.7	1.2	0.2	(15.2)	(0.6)	9.0	(2.8)	(6.8)
Additional items deducted from Swiss SRB tier 1 capital						(0.1)			(0.1)
Total exposures (leverage ratio denominator), fully applied	(2.4)	3.7	1.2	0.2	(15.2)	(0.7)	9.0	(2.8)	(6.8)

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

Capital management

Equity attribution and return on attributed equity

Average total equity attributed to the business divisions and Corporate Center was unchanged at CHF 48.1 billion during the fourth quarter of 2016.

Average equity attributable to shareholders increased to CHF 53.5 billion in the fourth quarter of 2016 from CHF 53.1 billion in the prior quarter. The difference between average equity attributable to shareholders and average equity attributed to the business divisions and Corporate Center increased to CHF 5.4 billion from CHF 5.0 billion.

→   Refer to the “Capital management” section of our Annual Report 2015 for more information on the equity attribution framework

As of 1 January 2017, we calculate attributed equity under our revised equity attribution framework. Pro forma information for the quarter ended 31 December 2016 is shown in the table below.

→   Refer to the “Recent developments” section of this report for information on revisions to our equity attribution framework in 2017

Average attributed equity
	For the quarter ended				For the year ended
CHF billion	31.12.16	Pro forma 31.12.16	30.9.16	31.12.15	31.12.16	31.12.15
Wealth Management	3.4	6.0	3.5	3.4	3.5	3.5
Wealth Management Americas	2.6	6.7	2.6	2.5	2.6	2.5
Personal & Corporate Banking	4.1	5.9	4.1	3.9	4.1	3.9
Asset Management	1.4	1.7	1.4	1.5	1.4	1.6
Investment Bank	7.6	9.5	7.6	7.3	7.7	7.3
Corporate Center	29.0	23.8	28.9	24.7	29.1	25.8
of which: Services	22.8	19.9	22.8	18.8	22.8	19.6
of which: Group items	21.3	18.3	21.3	17.3	21.4	18.2
of which: Group ALM	4.4	2.3	4.3	3.2	4.3	3.3
of which: Non-core and Legacy Portfolio	1.8	1.6	1.8	2.7	2.1	2.9
Average equity attributed to the business divisions and Corporate Center	48.1	53.5	48.1	43.3	48.2	44.6
Difference	5.4		5.0	11.4	5.7	7.8
Average equity attributable to shareholders	53.5	53.5	53.1	54.7	53.9	52.4

Return on attributed equity and return on equity¹
	For the quarter ended				For the year ended
In %	31.12.16	Pro forma 31.12.16	30.9.16	31.12.15	31.12.16	31.12.15
Wealth Management	43.3	24.5	57.6	40.5	56.1	77.4
Wealth Management Americas	52.2	20.2	49.2	2.2	43.4	29.0
Personal & Corporate Banking	36.5	25.4	44.2	36.4	43.2	41.9
Asset Management	41.1	33.9	29.7	45.6	32.3	36.5
Investment Bank	16.1	12.9	8.5	4.4	13.1	25.9
UBS Group	5.5	5.5	6.2	6.9	6.1	11.8

1 Return on attributed equity shown for the business divisions and return on equity attributable to shareholders shown for UBS Group. Return on attributed equity for Corporate Center is not shown, as it is not meaningful.

Return on attributed equity (adjusted)¹˒²
	For the quarter ended				For the year ended
In %	31.12.16	Pro forma 31.12.16	30.9.16	31.12.15	31.12.16	31.12.15
Wealth Management	60.1	34.1	73.5	59.4	69.0	81.4
Wealth Management Americas	55.4	21.5	55.1	10.2	48.5	33.7
Personal & Corporate Banking	38.5	26.8	46.1	40.6	43.0	42.8
Asset Management	44.6	36.7	39.4	40.8	39.4	38.1
Investment Bank	18.1	14.5	18.0	12.2	19.6	31.3

1 Return on attributed equity for Corporate Center is not shown, as it is not meaningful.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations. Refer to the “Group performance” section of this report for more information on adjusted results.

Consolidated financial information

Unaudited

Information in this section is presented for UBS Group AG on a consolidated basis unless otherwise specified. In preparing this financial information, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2015, except for the changes described in
“Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first, second and third quarter 2016 reports. The financial information presented is unaudited and does not constitute financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

UBS Group AG interim consolidated financial statements (unaudited)

UBS Group AG interim consolidated financial information (unaudited)

Income statement
	For the quarter ended			% change from		For the year ended
CHF million, except per share data	31.12.16	30.9.16	31.12.15	3Q16	4Q15	31.12.16	31.12.15
Interest income	3,523	3,305	3,363	7	5	13,787	13,177
Interest expense	(1,761)	(1,530)	(1,604)	15	10	(7,373)	(6,445)
Net interest income	1,762	1,775	1,759	(1)	0	6,413	6,732
Credit loss (expense) / recovery	(24)	(4)	(59)	500	(59)	(37)	(117)
Net interest income after credit loss expense	1,738	1,771	1,700	(2)	2	6,376	6,615
Net fee and commission income	4,161	4,056	4,218	3	(1)	16,397	17,140
Net trading income	946	1,098	898	(14)	5	4,948	5,742
Other income	209	104	(41)	101		599	1,107
Total operating income	7,055	7,029	6,775	0	4	28,320	30,605
Personnel expenses	3,868	3,942	3,843	(2)	1	15,720	15,981
General and administrative expenses	2,063	1,939	2,413	6	(15)	7,332	8,107
Depreciation and impairment of property, equipment and software	255	248	260	3	(2)	985	920
Amortization and impairment of intangible assets	21	23	24	(9)	(13)	91	107
Total operating expenses	6,206	6,152	6,541	1	(5)	24,128	25,116
Operating profit / (loss) before tax	848	877	234	(3)	262	4,192	5,489
Tax expense / (benefit)	109	49	(715)	122		805	(898)
Net profit / (loss)	739	829	950	(11)	(22)	3,388	6,386
Net profit / (loss) attributable to non-controlling interests	1	1	1	0	0	82	183
Net profit / (loss) attributable to shareholders	738	827	949	(11)	(22)	3,306	6,203

Earnings per share (CHF)
Basic	0.20	0.22	0.25	(9)	(20)	0.89	1.68
Diluted	0.19	0.22	0.25	(14)	(24)	0.86	1.64

Statement of comprehensive income
	For the quarter ended			For the year ended
CHF million	31.12.16	30.9.16	31.12.15	31.12.16	31.12.15

Comprehensive income attributable to shareholders
Net profit / (loss)	738	827	949	3,306	6,203

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	1,066	(172)	571	251	(140)
Foreign exchange amounts reclassified to the income statement from equity	(27)	4	(115)	126	(90)
Income tax relating to foreign currency translation movements	(194)	107	(3)	(84)	(2)
Subtotal foreign currency translation, net of tax	845	(61)	452	292	(231)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	(135)	6	(74)	240	175
Impairment charges reclassified to the income statement from equity	0	1	1	5	1
Realized gains reclassified to the income statement from equity	(98)	(18)	(23)	(372)	(292)
Realized losses reclassified to the income statement from equity	7	0	12	25	44
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	81	(9)	26	28	8
Subtotal financial assets available for sale, net of tax	(145)	(21)	(59)	(73)	(63)
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(1,024)	(175)	(160)	246	544
Net (gains) / losses reclassified to the income statement from equity	(270)	(235)	(362)	(1,082)	(1,182)
Income tax relating to cash flow hedges	261	84	104	170	128
Subtotal cash flow hedges, net of tax	(1,033)	(326)	(419)	(666)	(509)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(334)	(408)	(25)	(447)	(804)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(301)	(186)	203	(876)	316
Income tax relating to defined benefit plans	68	(23)	(1)	52	(18)
Subtotal defined benefit plans, net of tax	(234)	(209)	202	(824)	298
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	15	(30)	0	(120)	0
Income tax relating to own credit on financial liabilities designated at fair value	0	4	0	5	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	15	(25)	0	(115)	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(219)	(235)	202	(939)	298

Total other comprehensive income	(553)	(643)	177	(1,386)	(506)
Total comprehensive income attributable to shareholders	185	184	1,126	1,919	5,698

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income (continued)
	For the quarter ended			For the year ended
CHF million	31.12.16	30.9.16	31.12.15	31.12.16	31.12.15

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	1	1	82	183

Other comprehensive income that may be reclassified to the income statement
Other comprehensive income that may be reclassified to the income statement, before tax	0	0	0	0	(12)
Income tax relating to other comprehensive income that may be reclassified to the income statement	0	0	0	0	2
Total other comprehensive income that may be reclassified to the income statement, net of tax	0	0	0	0	(10)

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(13)	5	37	271	(95)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	(13)	5	37	271	(95)
Gains / (losses) on defined benefit plans, before tax	0	0	0	0	6
Income tax relating to defined benefit plans	0	0	0	0	(1)
Subtotal defined benefit plans, net of tax	0	0	0	0	5
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(13)	5	37	271	(90)

Total other comprehensive income	(13)	5	37	271	(99)
Total comprehensive income attributable to non-controlling interests	(12)	7	38	352	83

Total comprehensive income
Net profit / (loss)	739	829	950	3,388	6,386
Other comprehensive income	(566)	(637)	214	(1,116)	(605)
of which: other comprehensive income that may be reclassified to the income statement	(334)	(408)	(25)	(447)	(814)
of which: other comprehensive income that will not be reclassified to the income statement	(232)	(229)	239	(669)	208
Total comprehensive income	173	191	1,164	2,272	5,781

Balance sheet
				% change from
CHF million	31.12.16	30.9.16	31.12.15	30.9.16	31.12.15

Assets
Cash and balances with central banks	107,767	94,680	91,306	14	18
Due from banks	13,156	15,120	11,948	(13)	10
Loans	306,325	305,021	311,954	0	(2)
Cash collateral on securities borrowed	15,111	18,277	25,584	(17)	(41)
Reverse repurchase agreements	66,246	69,999	67,893	(5)	(2)
Trading portfolio assets	96,575	105,437	124,035	(8)	(22)
of which: assets pledged as collateral which may be sold or repledged by counterparties	30,260	33,441	51,943	(10)	(42)
Positive replacement values	158,411	154,383	167,435	3	(5)
Cash collateral receivables on derivative instruments	26,664	24,644	23,763	8	12
Financial assets designated at fair value	65,353	69,832	6,146	(6)	963
Financial assets available for sale	15,676	13,554	62,543	16	(75)
Financial assets held to maturity	9,289	7,005		33
Investments in associates	963	947	954	2	1
Property, equipment and software	8,331	8,113	7,695	3	8
Goodwill and intangible assets	6,556	6,345	6,568	3	0
Deferred tax assets	13,155	12,396	12,835	6	2
Other assets	25,436	29,454	22,160	(14)	15
Total assets	935,016	935,206	942,819	0	(1)

Liabilities
Due to banks	10,645	11,227	11,836	(5)	(10)
Due to customers	423,672	411,840	390,185	3	9
Cash collateral on securities lent	2,818	3,726	8,029	(24)	(65)
Repurchase agreements	6,612	9,342	9,653	(29)	(32)
Trading portfolio liabilities	22,824	32,069	29,137	(29)	(22)
Negative replacement values	153,810	151,031	162,430	2	(5)
Cash collateral payables on derivative instruments	35,472	33,641	38,282	5	(7)
Financial liabilities designated at fair value	55,017	54,229	62,995	1	(13)
Debt issued	103,649	106,940	93,147	(3)	11
Provisions	4,072	3,954	4,164	3	(2)
Other liabilities	62,020	63,216	75,652	(2)	(18)
Total liabilities	880,612	881,213	885,511	0	(1)

Equity
Share capital	385	385	385	0	0
Share premium	28,254	28,058	31,164	1	(9)
Treasury shares	(2,249)	(2,291)	(1,693)	(2)	33
Retained earnings	31,827	31,308	29,504	2	8
Other comprehensive income recognized directly in equity, net of tax	(4,494)	(4,160)	(4,047)	8	11
Equity attributable to shareholders	53,723	53,300	55,313	1	(3)
Equity attributable to non-controlling interests	682	693	1,995	(2)	(66)
Total equity	54,404	53,993	57,308	1	(5)
Total liabilities and equity	935,016	935,206	942,819	0	(1)

UBS Group AG interim consolidated financial statements (unaudited)

Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commit- ments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2015	47	2,983	624	35	157	198	120	4,164
Balance as of 30 September 2016	43	2,976	545	38	130	92	130	3,954
Increase in provisions recognized in the income statement	15	183	121	2	14	3	8	346
Release of provisions recognized in the income statement	(1)	(11)	(34)	(2)	(5)	(18)	(27)	(97)
Provisions used in conformity with designated purpose	(7)	(96)	(146)	0	(5)	0	(22)	(277)
Capitalized reinstatement costs	0	0	0	0	4	0	0	4
Reclassifications	0	0	0	15	0	0	0	15
Foreign currency translation / unwind of discount	0	108	14	1	4	0	1	128
Balance as of 31 December 2016	50	3,159	498³	54	142⁴	77	91	4,072

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Includes personnel-related restructuring provisions of CHF 150 million as of 31 December 2016 (30 September 2016: CHF 151 million; 31 December 2015: CHF 110 million) and provisions for onerous lease contracts of CHF 348 million as of 31 December 2016 (30 September 2016: CHF 394 million; 31 December 2015: CHF 514 million).    4 Includes reinstatement costs for leasehold improvements of CHF 87 million as of 31 December 2016 (30 September 2016: CHF 87 million; 31 December 2015: CHF 95 million) and provisions for onerous lease contracts of CHF 55 million as of 31 December 2016 (30 September 2016: CHF 43 million; 31 December 2015: CHF 62 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance that are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The use of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters as a class, is included in part b) of this disclosure. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this disclosure may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in item 5 of this disclosure, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a USD 203 million fine and is subject to a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Balance as of 31 December 2015	245	459	83	16	585	310	0	1,284	2,983
Balance as of 30 September 2016	234	386	72	9	584	261	0	1,429	2,976
Increase in provisions recognized in the income statement	62	56	7	1	14	0	0	42	183
Release of provisions recognized in the income statement	0	(2)	0	0	0	(2)	0	(7)	(11)
Provisions used in conformity with designated purpose	(3)	(35)	(1)	(6)	(6)	(1)	0	(45)	(96)
Foreign currency translation / unwind of discount	(2)	20	0	1	24	1	0	65	108
Balance as of 31 December 2016	292	425	78	5	616	259	0	1,483	3,159

1 Provisions, if any, for the matters described in this disclosure are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), the Investment Bank (item 8), CC – Services (item 7) and CC – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in this disclosure in items 1 and 6 are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank, CC – Services and CC – Non-core and Legacy Portfolio.

UBS Group AG interim consolidated financial statements (unaudited)

Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests. In addition, the Swiss Federal Supreme Court ruled in September 2016 that the double taxation agreement between the Netherlands and Switzerland provides a sufficient legal basis for an administrative assistance group request without specifying the names of the targeted taxpayers, which makes it more likely that similar requests for administrative assistance will be granted by the FTA.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG filed an application to the European Court of Human Rights (ECHR) to challenge various aspects of the French court’s decision. In January 2017, the ECHR denied UBS’s application. The Swiss Federal Administrative Court ruled in October 2016 that in the administrative assistance proceedings related to the French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. In September 2015, the former CEO of UBS Wealth Management was placed under formal examination in connection with these proceedings. In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge.

In 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed, and was subsequently reduced by the Court of Appeals to EUR 10 million.

In February 2016, the investigating judge notified UBS AG and UBS (France) S.A. that he has closed his investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor’s recommendation (“réquisitoire”). As permitted, the parties have commented on the recommendation. The next procedural step will be for the judge to issue his final decree (“ordonnance de renvoi en correctionnelle”) which would set out any charges for which UBS AG and UBS (France) S.A. will be tried, both legally and factually, and transfer the case to court.

UBS has been notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 31 December 2016 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

Provisions and contingent liabilities (continued)

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in lawsuits related to approximately USD 2.5 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 2.5 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 1.2 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 1.3 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

UBS is a defendant in a lawsuit brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. The lawsuit was filed in the US District Court for the District of Kansas. The original principal balance at issue in the case is approximately USD 1.15 billion. Motions for summary judgment were fully submitted in December 2016. In the second quarter of 2016, UBS resolved a similar case brought by the NCUA in the US District Court for the Southern District of New York (SDNY) relating to RMBS with an original principal balance of approximately USD 400 million, for a total of approximately USD 69.8 million, in addition to reasonable attorneys’ fees incurred by NCUA.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust aggregating approximately USD 4.1 billion in original principal balance. Of this amount, UBS considers claims relating to approximately USD 2 billion in original principal balance to be resolved, including claims barred by the statute of limitations. Substantially all of the remaining claims are in litigation, including the matters described in the next paragraph. UBS believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

In 2012, certain RMBS trusts filed an action (Trustee Suit) in the SDNY seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations with an original principal balance of approximately USD 2 billion, for which Assured Guaranty Municipal Corp., a financial guaranty insurance company, had previously demanded repurchase. A bench trial in the SDNY adjourned in May 2016. Approximately 9,000 loans were at issue in the trial. In September 2016, the court issued an order ruling on numerous legal and factual issues and applying those rulings to 20 exemplar loans. The court further ordered that a lead master be appointed to apply the court’s rulings to the loans that remain at issue following the trial. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and has subsequently provided a revised list of transactions. We have provided and continue to provide information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General and other state attorneys general relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through 2014. We are cooperating with the authorities in these matters.

UBS Group AG interim consolidated financial statements (unaudited)

Provisions and contingent liabilities (continued)

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million	Total
Balance as of 31 December 2015	1,218
Balance as of 30 September 2016	1,405
Increase in provision recognized in the income statement	40
Release of provision recognized in the income statement	0
Provision used in conformity with designated purpose	(44)
Balance as of 31 December 2016	1,400

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 31 December 2016 reflected a provision of USD 1,400 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In 2014, the Luxembourg Court of Appeal dismissed one test case appeal in its entirety, which decision was appealed by the investor. In 2015, the Luxembourg Supreme Court found in favor of UBS and dismissed the investor’s appeal. In June 2016, the Luxembourg Court of Appeal dismissed the remaining test cases in their entirety. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In November 2016, the bankruptcy court issued an opinion dismissing the remaining claims for recovery of subsequent transfers of fraudulent conveyances and preference payments on the ground that the US Bankruptcy Code does not apply to transfers that occurred outside the US. The BMIS Trustee has indicated that he will appeal. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, following a motion by UBS, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. The plaintiff in one of those claims has appealed the dismissal. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal ordered UBS to pay EUR 49 million, plus interest of approximately EUR 15.3 million.

Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of approximately USD 2.0 billion, of which claims with aggregate claimed damages of approximately USD 861 million have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants’ requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Defendants had moved to dismiss that complaint, and in December 2016, defendants’ motion to dismiss was granted in part and denied in part. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendants’ motion to dismiss the action based on a forum selection clause in the loan agreements; the Puerto Rico Supreme Court has stayed the action pending its review of defendants’ appeal from that ruling.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. Defendants’ motion to dismiss is pending. In September 2016, the System announced its intention to join the action as a plaintiff, and the court has since ordered that plaintiffs must file an amended complaint.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. In September 2016, the court denied plaintiffs’ motion for class certification. In October 2016, plaintiffs filed a petition with the US Court of Appeals for the First Circuit seeking permission to bring an interlocutory appeal challenging the denial of their motion for class certification. Defendants have filed an opposition to plaintiffs’ petition.

Beginning in 2015, agencies and public corporations of the Commonwealth have defaulted on certain interest payments, and in July 2016, the Commonwealth defaulted on payments on its general obligation debt. Executive orders of the Governor that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors’ rights on the Puerto Rico bonds continue to be in effect. In June 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board is authorized to impose, and has imposed, a stay on exercise of creditors’ rights. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

UBS Group AG interim consolidated financial statements (unaudited)

Provisions and contingent liabilities (continued)

Our balance sheet at 31 December 2016 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the California State Attorney General, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission (KFTC) and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices. UBS has taken and will continue to take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. In 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG. As part of the Federal Reserve Order, UBS AG paid a USD 342 million civil monetary penalty.

In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG pleaded guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Sentencing occurred on 5 January 2017. Under the plea agreement, UBS AG has paid a USD 203 million fine and is subject to a three-year term of probation starting on the sentencing date. The criminal information charges that, between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA, including fraudulent and deceptive currency trading and sales practices in conducting certain foreign exchange market transactions with clients and collusion with other participants in certain foreign exchange markets.

We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve UBS’s processes and controls.

UBS has been granted conditional leniency or conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional leniency and conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG, as evidenced by the settlements and ongoing investigations referred to above. UBS has also been granted conditional immunity by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to foreign exchange business and precious metals, and as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to UBS AG’s continuing cooperation as the leniency applicant.

Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Provisions and contingent liabilities (continued)

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 1 January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. The parties filed a stipulation to dismiss the case with prejudice. The plaintiffs have appealed the dismissal.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York. Motions to dismiss are pending.

In 2016, a putative class action was filed in federal court in New York against UBS and numerous other banks on behalf of a putative class of persons and entities who had indirectly purchased FX instruments from a defendant or co-conspirator in the US. The complaint asserts claims under federal and state antitrust laws. Motions to dismiss will be filed.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who had bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims. In October 2016, the court in New York granted UBS’s motions to dismiss the putative class actions relating to gold and silver. Plaintiffs in those cases are seeking to amend their complaints to add new allegations about UBS. UBS’s motion to dismiss the putative class action relating to platinum and palladium remains pending.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement, including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to the DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. Under the NPA, we agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA.

UBS Group AG interim consolidated financial statements (unaudited)

Provisions and contingent liabilities (continued)

In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC. In December 2016, UBS reached a settlement with WEKO regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and received full immunity from fines. The MAS, HKMA and the Japan Financial Services Agency have also resolved investigations of UBS (and in some cases, other banks). We have ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions.

Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. As a result of these conditional grants, UBS will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity in connection with the matters covered by the conditional grants, subject to our continuing cooperation as leniency applicant. However, since the Secretariat of WEKO has asserted that UBS does not qualify for full immunity, UBS has been unable to reach a settlement with WEKO and therefore the investigation will continue. Furthermore, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD ISDAFIX rates and other benchmark rates, and seek unspecified compensatory and other damages under varying legal theories.

In 2013, the US district court in the USD LIBOR action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Certain plaintiffs appealed the decision to the Second Circuit, which, in May 2016, vacated the district court’s ruling finding no antitrust injury and remanded the case back to the district court for a further determination on whether plaintiffs have antitrust standing. In December 2016, the district court again dismissed plaintiffs’ antitrust claims, this time for lack of personal jurisdiction over UBS and other foreign banks. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff’s claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff’s federal racketeering claims and affirmed its previous dismissal of plaintiff’s antitrust claims. UBS and other defendants in other lawsuits, including those related to EURIBOR, CHF LIBOR, GBP LIBOR, and SIBOR have filed motions to dismiss. UBS has entered into an agreement with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement is subject to court approval.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. In March 2016, the court in the ISDAFIX action denied in substantial part defendants’ motion to dismiss, holding that plaintiffs have stated Sherman Act, breach-of-contract, and unjust-enrichment claims against defendants, including UBS AG.

Provisions and contingent liabilities (continued)

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 December 2016 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2016 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.6 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being challenged in administrative and judicial proceedings. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit-sharing plans. In 2015, an intermediate administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. In May 2016, the highest level of the administrative court agreed to review this decision on a number of the significant issues.

8. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS’s role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. In October 2016, the SFC informed UBS that it intends to commence action against UBS and certain UBS employees with respect to sponsorship work in those offerings. If such action is taken, there may be financial ramifications for UBS, including fines, obligations to pay investor compensation and suspension of UBS’s ability to provide corporate finance advisory services in Hong Kong for a period of time. On 16 January 2017, a writ was filed by the SFC with Hong Kong’s High Court in which UBS is named as one of six defendants from whom the SFC is seeking compensation in an unspecified amount for losses incurred by certain shareholders of China Forestry Holding Company Limited, for whom UBS acted as a sponsor in connection with their 2009 listing application.

UBS AG interim consolidated financial information (unaudited)

UBS AG interim consolidated financial
information (unaudited)

This section contains key figures for UBS AG (consolidated), as well a comparison of selected financial and capital information between UBS Group AG (consolidated) and UBS AG (consolidated). Information for UBS AG (consolidated) does not differ materially from UBS Group AG on a consolidated basis.

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences which relate to:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to NCI, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Fully applied going concern capital of UBS AG (consolidated) was lower than fully applied going concern capital of UBS Group AG (consolidated) as of 31 December 2016, reflecting lower AT1 capital, partly offset by higher CET1 capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as Deferred Contingent Capital Plan (DCCP) awards granted for the performance years 2014 and 2015 and to be granted for the performance year 2016.

UBS AG (consolidated) key figures
	As of or for the quarter ended			As of or for the year ended
CHF million, except where indicated	31.12.16	30.9.16	31.12.15	31.12.16	31.12.15

Results
Operating income	7,118	7,049	6,771	28,421	30,605
Operating expenses	6,271	6,161	6,543	24,250	25,198
Operating profit / (loss) before tax	847	888	228	4,171	5,407
Net profit / (loss) attributable to shareholders	740	846	950	3,309	6,235

Key performance indicators¹
Profitability
Return on tangible equity (%)	6.4	7.4	8.1	7.1	13.5
Return on assets, gross (%)	3.1	2.9	2.8	3.0	3.1
Cost / income ratio (%)	87.8	87.3	95.8	85.2	82.0
Growth
Net profit growth (%)	(22.1)	(59.4)	6.4	(46.9)	78.0
Net new money growth for combined wealth management businesses (%)²	(1.1)	2.1	2.9	2.1	2.2
Resources
Common equity tier 1 capital ratio (fully applied, %)³	14.8	14.8	15.4	14.8	15.4
Going concern leverage ratio (phase-in, %)⁴	5.9	5.7		5.9

Additional information
Profitability
Return on equity (RoE) (%)	5.5	6.3	6.9	6.1	11.7
Return on risk-weighted assets, gross (%)⁵	13.0	13.1	12.8	13.2	14.3
Resources
Total assets	935,353	935,683	943,256	935,353	943,256
Equity attributable to shareholders	53,764	53,556	55,248	53,764	55,248
Common equity tier 1 capital (fully applied)³	33,054	32,110	32,042	33,054	32,042
Common equity tier 1 capital (phase-in)³	40,059	38,994	41,516	40,059	41,516
Risk-weighted assets (fully applied)³	223,232	217,297	208,186	223,232	208,186
Common equity tier 1 capital ratio (phase-in, %)³	17.7	17.7	19.5	17.7	19.5
Going concern capital ratio (fully applied, %)⁴	16.5	16.5		16.5
Going concern capital ratio (phase-in, %)⁴	22.9	23.0		22.9
Common equity tier 1 leverage ratio (fully applied, %)⁶	3.8	3.7	3.6	3.8	3.6
Going concern leverage ratio (fully applied, %)⁴	4.2	4.1		4.2
Leverage ratio denominator (fully applied)⁶	870,987	877,926	898,251	870,987	898,251
Other
Invested assets (CHF billion)⁷	2,821	2,747	2,689	2,821	2,689
Personnel (full-time equivalents)⁸	56,208	57,012	58,131	56,208	58,131

1 Refer to the “Measurement of performance” section of our Annual Report 2015.    2 Based on adjusted net new money, which excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) in Wealth Management from our balance sheet and capital optimization program.    3 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs).    4 Based on the revised Swiss SRB framework that became effective on 1 July 2016.    5 Based on fully applied risk-weighted assets.    6 Calculated in accordance with Swiss SRB rules.    7 Includes invested assets for Personal & Corporate Banking.    8 As of 31 December 2016, the breakdown of personnel by business division and Corporate Center unit was: Wealth Management: 9,717; Wealth Management Americas: 13,512; Personal & Corporate Banking: 5,100; Asset Management: 2,308; Investment Bank: 4,734; CC – Services: 20,632; CC – Group ALM: 142; CC – Non-core and Legacy Portfolio: 63.

UBS AG interim consolidated financial information (unaudited)

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 31.12.16
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,055	7,118	(63)
Operating expenses	6,206	6,271	(65)
Operating profit / (loss) before tax	848	847	1
of which: Wealth Management	368	368	0
of which: Wealth Management Americas	339	338	1
of which: Personal & Corporate Banking	374	375	(1)
of which: Asset Management	144	144	0
of which: Investment Bank	306	304	2
of which: Corporate Center	(682)	(681)	(1)
of which: Services	(315)	(307)	(8)
of which: Group ALM	(144)	(150)	6
of which: Non-core and Legacy Portfolio	(223)	(224)	1
Net profit / (loss)	739	741	(2)
of which: net profit / (loss) attributable to shareholders	738	740	(2)
of which: net profit / (loss) attributable to preferred noteholders		0	0
of which: net profit / (loss) attributable to non-controlling interests	1	1	0

Statement of comprehensive income
Other comprehensive income	(566)	(566)	0
of which: attributable to shareholders	(553)	(553)	0
of which: attributable to preferred noteholders		(12)	12
of which: attributable to non-controlling interests	(13)	(1)	(12)
Total comprehensive income	173	175	(2)
of which: attributable to shareholders	185	187	(2)
of which: attributable to preferred noteholders		(12)	12
of which: attributable to non-controlling interests	(12)	0	(12)

Balance sheet
Total assets	935,016	935,353	(337)
Total liabilities	880,612	880,907	(295)
Total equity	54,404	54,445	(41)
of which: equity attributable to shareholders	53,723	53,764	(41)
of which: equity attributable to preferred noteholders		642	(642)
of which: equity attributable to non-controlling interests	682	40	642

Capital information
Common equity tier 1 capital (fully applied)	30,693	33,054	(2,361)
Common equity tier 1 capital (phase-in)	37,788	40,059	(2,271)
Going concern capital (fully applied)¹	39,844	36,901	2,943
Going concern capital (phase-in)¹	55,593	51,669	3,924
Risk-weighted assets (fully applied)	222,677	223,232	(555)
Common equity tier 1 capital ratio (fully applied, %)	13.8	14.8	(1.0)
Common equity tier 1 capital ratio (phase-in, %)	16.8	17.7	(0.9)
Going concern capital ratio (fully applied, %)¹	17.9	16.5	1.4
Going concern capital ratio (phase-in, %)¹	24.7	22.9	1.8
Leverage ratio denominator (fully applied)	870,470	870,987	(517)
Common equity tier 1 leverage ratio (fully applied)	3.5	3.8	(0.3)
Going concern leverage ratio (fully applied, %)¹	4.6	4.2	0.4
Going concern leverage ratio (phase-in, %)¹	6.4	5.9	0.5
1 Based on the revised Swiss SRB framework that became effective on 1 July 2016.

As of or for the quarter ended 30.9.16			As of or for the quarter ended 31.12.15
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

7,029	7,049	(20)	6,775	6,771	4
6,152	6,161	(9)	6,541	6,543	(2)
877	888	(11)	234	228	6
504	502	2	344	342	2
320	313	7	14	8	6
453	454	(1)	355	356	(1)
104	104	0	171	171	0
161	155	6	80	83	(3)
(665)	(640)	(25)	(729)	(732)	3
(218)	(216)	(2)	(345)	(349)	4
30	53	(23)	(56)	(54)	(2)
(477)	(476)	(1)	(329)	(329)	0
829	847	(18)	950	951	(1)
827	846	(19)	949	950	(1)
	0	0		0	0
1	1	0	1	1	0

(637)	(638)	1	214	214	0
(643)	(643)	0	177	177	0
	4	(4)		35	(35)
5	1	4	37	2	35
191	210	(19)	1,164	1,165	(1)
184	203	(19)	1,126	1,126	0
	4	(4)		35	(35)
7	3	4	38	3	35

935,206	935,683	(477)	942,819	943,256	(437)
881,213	881,433	(220)	885,511	886,013	(502)
53,993	54,250	(257)	57,308	57,243	65
53,300	53,556	(256)	55,313	55,248	65
	654	(654)		1,954	(1,954)
693	40	653	1,995	41	1,954

30,254	32,110	(1,856)	30,044	32,042	(1,998)
37,207	38,994	(1,787)	40,378	41,516	(1,138)
39,003	35,885	3,118
54,623	50,522	4,101
216,830	217,297	(467)	207,530	208,186	(656)
14.0	14.8	(0.8)	14.5	15.4	(0.9)
16.9	17.7	(0.8)	19.0	19.5	(0.5)
18.0	16.5	1.5
24.8	23.0	1.8
877,313	877,926	(613)	897,607	898,251	(644)
3.4	3.7	(0.3)	3.3	3.6	(0.3)
4.4	4.1	0.3
6.2	5.7	0.5

Appendix

Currency translation rates

	Spot rate			Average rate¹
	As of			For the quarter ended			For the year ended
	31.12.16	30.9.16	31.12.15	31.12.16	30.9.16	31.12.15	31.12.16	31.12.15
1 USD	1.02	0.97	1.00	1.01	0.97	1.01	0.99	0.97
1 EUR	1.07	1.09	1.09	1.08	1.09	1.09	1.09	1.06
1 GBP	1.26	1.26	1.48	1.25	1.27	1.52	1.32	1.47
100 JPY	0.87	0.96	0.83	0.90	0.95	0.83	0.91	0.80

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AGM               annual general meeting of shareholders

AIV                  alternative investment vehicle

AMA               advanced measurement approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational pension plan

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-
backed security

CVA                credit valuation
adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EC                   European Commission

ECB                 European Central Bank

EIR                   effective interest rate

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                US Federal Deposit Insurance
Corporation

FINMA            Swiss Financial Market Supervisory Authority

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTD                  first to default

FTP                  funds transfer price

FVA                 funding valuation adjustment

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

Group ALM    Group Asset and Liability Management

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

L

LAC                 loss-absorbing capital

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MTN                medium-term note

Appendix

Abbreviations frequently used in our financial reports (continued)

N

NAV                net asset value

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCI                 other comprehensive income

OTC                over-the-counter

P

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RLN                 reference-linked note

RMBS              residential mortgage-backed security

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RWA               risk-weighted assets

S

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SNB                 Swiss National Bank

SRB                 systemically relevant bank

SRM                Single Resolution
Mechanism

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TLAC               total loss-absorbing capacity

TRS                  total return swap

U

USD                 US dollar

V

VaR                 value-at-risk

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its targets for risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS’s business activities; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve, or confirm, limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, completing the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions and the extent to which such changes have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xv) whether UBS will be successful in keeping pace with competitors in updating its technology, including development of digital channels and tools, and in our trading businesses; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyber-attacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2015. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  January 27, 2017